REGENCY CENTERS

BUILT TO LAST

2008 ANNUAL REPORT



regency centers

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31,	2008	2007	2006	2005	2004
(in thousands, except per-share data and number of properties owned)					
Funds from Operations (FFO)[a]	$ 263,848	293,891	269,960	242,408	200,873
FFO Per Share (diluted)[a]	$ 3.75	4.20	3.88	3.64	3.21
Net Income for Common Stockholders	$ 116,513	183,976	198,836	130,996	129,262
Earnings Per Share (diluted)	$ 1.66	2.65	2.89	2.00	2.11
Total Revenue[b]	$ 553,770	528,519	494,784	454,724	443,434
Revenue Under Management[c]	$ 1,035,718	970,465	907,796	762,528	548,803
Real Estate Investments, at cost	$ 4,425,895	4,367,191	3,870,629	3,744,429	3,317,904
Real Estate Investments Under Management, at cost[c]	$ 9,012,236	8,720,721	7,722,249	7,302,710	4,516,269
Number of Shopping Centers Owned	440	451	405	393	291
Gross Leasable Area Owned[c]	49,645	51,107	47,187	46,243	33,816
Percent Leased — Operating Properties[d]	93.8%	95.0%	95.2%	95.2%	96.1%

(a) For a reconciliation of net income for common stockholders to funds from operations, please see page 59.

(b) Includes revenue from continuing and discontinued operations, management fees and commissions, and gains from the sale of real estate developments and land.

(c) Includes all shopping centers that are wholly owned and 100% of co-investment partnerships.

(d) 2005–2008 numbers reflect wholly owned shopping centers and Regency's pro-rata share of properties owned in co-investment partnerships.

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
ONE INDEPENDENT DRIVE, SUITE 1300
JACKSONVILLE, FL 32202-5017
P. O. BOX 240
JACKSONVILLE, FL 32201-0240
904.359.2000 TEL
904.359.8700 FAX
www.foley.com

WRITER'S DIRECT LINE
904.359.8720
kpeterson@foley.com Email

CLIENT/MATTER NUMBER
040521/0279

April 1, 2009

SEC Mail
Mail Processing
Section
APR 02 2009
Washington, DC
106

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Regency Centers Corporation

Ladies and Gentlemen:

Enclosed on behalf of Regency Centers Corporation are seven copies of the Company's annual report to shareholders for the fiscal year ended December 31, 2008 which has been prepared on an integrated basis with Regency's annual report on Form 10-K. The portions of the enclosed reports that are not a part of Regency's 10-K are furnished for the information of the Commission only and not to be deemed "filed."

Sincerely,

Karen R Peterson

Karen R. Peterson
Paralegal

Enclosures
cc: Mr. J. Christian Leavitt
Linda Y. Kelso, Esq.

QUALITY PROPERTIES, PEOPLE AND STRONG CORPORATE VALUES SUSTAIN US NOW AND IN THE FUTURE.

Times such as these bring out the best in us, and we are well positioned and intensely focused on continuing to build on Regency's long-standing track record of creating intrinsic value for our shareholders. We plan to use our financial strength and access to capital, necessity-oriented portfolio that is situated in excellent locations with strong anchors and a cycle-tested team to not only work our way through the current economic maelstrom, but to turn this turmoil into opportunity.

FOR MORE INFORMATION GO TO regencycenters.com/2008AnnualReview

MARTIN E. "HAP" STEIN, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER



OUR BALANCE SHEET IS BUILT TO LAST–

NOW, AND THROUGH ALL ECONOMIC CYCLES.

These are unprecedented times in the capital markets, and to cope with these conditions our focus is simple: balance sheet, balance sheet, balance sheet. Given our conservative stewardship, Regency's balance sheet is in excellent shape. Our debt-to-gross asset ratio was only 45.1 percent. We finished 2008 with only $70 million outstanding on our line of credit, leaving nearly $644 million of available capacity in our Unsecured credit facility.

In addition, 87 percent of Regency's total real estate assets are unsecured. Regency has $240 million of unencumbered NOI, which would support $1.5 billion of potential loan proceeds at a conservative loan-to-value ratio of 50 percent. Low-leveraged, grocery-anchored centers are a particular sweet spot for mortgage lenders, and we continue to have a high level of interest from our life insurance company relationships for loans of this type.

FOR MORE INFORMATION GO TO regencycenters.com/2008AnnualReview

BRUCE M. JOHNSON, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Bruce M. Johnson




CAPITAL REQUIREMENTS THROUGH 2011
$1.1 BILLION
CAPITAL AVAILABILITY
$1.5 BILLION MORTGAGE CAPACITY
FROM UNSECURED PROPERTIES
$644 MILLION LINE OF CREDIT
$2.1 BILLION

LEADERSHIP | FINANCIAL STABILITY | QUALITY PORTFOLIO | VALUE-ADDED INVESTMENTS

PLACED $250 MILLION OF MORTGAGES IN 2008

AVERAGE ANNUAL GROCER SALES


REGENCY'S GROCER PORTFOLIO
U.S. NATIONAL GROCERS

$25 MILLION

$16.8 MILLION

Source: Trade Dimensions

LEADERSHIP | FINANCIAL STABILITY | QUALITY PORTFOLIO | VALUE-ADDED INVESTMENTS

93.8% OCCUPANCY

NECESSITY-DRIVEN RETAILERS IN STRONG MARKETS HELP PROTECT OUR CENTERS IN DIFFICULT ECONOMIC TIMES.

In spite of an increasingly challenging environment, Regency's necessity-driven, largely grocery-anchored operating portfolio held up remarkably well throughout 2008. While below our target of 95 percent, occupancy was 93.8 percent at year-end and rent growth was 10.6 percent for the year. Regency's portfolio posted 2.6 percent growth in net operating income.

Our core operations remained strong throughout the year. The portfolio is performing well in light of current economic conditions. We leased over 4.7 million square feet of space in the operating portfolio and another million square feet in our development projects in 2008.

Regency's leasing teams are totally focused on maintaining occupancy in the operating portfolio. We're working hard on proactively renewing leases and attracting top-notch retailers from competing centers.

FOR MORE INFORMATION GO TO regencycenters.com/2008AnnualReport

MARY LOU FIALA, VICE CHAIRMAN AND CHIEF OPERATING OFFICER

Mary Lou Fiala



OUR INVESTMENT PROGRAM IS FOCUSED

ON PROFITABLE CAPITAL RECYCLING AND PRUDENT, MEASURED INVESTMENTS.



In 2008, Regency Centers performed well under difficult circumstances, stabilizing over $100 million of development projects with a weighted average return on cost of over 10 percent.

Throughout 2008, the best retailers continued signing leases, but restricted their activities to the most desirable locations, those capable of generating strong foot traffic and strong anchor sales volumes—just the sort of locations Regency offers. In particular, the strongest grocers continue to do well, and Regency's relationships with these grocers allow us to expand with them.

As competitors falter, our financial strength will continue to afford us many intriguing opportunities, but we are being highly selective in those we choose to pursue. All investments are viewed in the context of the balance sheet and our ability to quickly and profitably recycle capital. Where appropriate and with the risk adequately mitigated, we will continue to pursue investment opportunities.

FOR MORE INFORMATION GO TO regencycenters.com/2008AnnualReview

BRIAN M. SMITH, PRESIDENT AND CHIEF INVESTMENT OFFICER



IN-PROCESS PROJECTS

LEASED

85%

FUNDED

78%

LEADERSHIP | FINANCIAL STABILITY | QUALITY PORTFOLIO | VALUE-ADDED INVESTMENTS

LEASED 1 MILLION SQ. FT. IN THE DEVELOPMENT PORTFOLIO

TO MY FELLOW SHAREHOLDERS:

THIS IS NO ORDINARY TIME. THE CHANGES THAT HAVE TAKEN PLACE IN THE FINANCIAL MARKETS

AND ECONOMY IN 2008 HAVE BEEN EXTRAORDINARY, STRIKING BOTH A DAUNTING CHALLENGE AND, ULTIMATELY, CREATING A FABULOUS OPPORTUNITY.

As I look back on 2008, I'm reminded of one of my favorite books by one of my favorite authors, *No Ordinary Time: Franklin and Eleanor Roosevelt: The Home Front in World War II* by Doris Kearns Goodwin. The title of the book is taken from Eleanor Roosevelt's stirring opening remarks to the 1940 Democratic Convention as our country was still trying to emerge from the devastation of the Great Depression, and the diabolic shadows of Nazi Germany and Imperial Japan were spreading over Europe and Asia. Mrs. Roosevelt said to the delegates and the citizens at large: "We cannot tell from day to day what may come. This is no ordinary time."

The changes that have taken place in the financial markets and economy in 2008 have been extraordinary, striking both a daunting challenge and, ultimately, creating a fabulous opportunity. I've been in the real estate business since the mid-1970s and Regency has worked its way through some pretty extreme conditions. However, the current combination of crises in the capital markets and downturn in the economy has engendered the most breathtaking change, difficult challenges and exceptional opportunity that I have experienced. For the past few years, Regency's executive team has been concerned that the historic run-up in asset pricing and excesses in the capital markets were not sustainable, but the severity of the correction has been stunning. The flow of capital, which is the lifeblood of our industry, has been reduced from a flood to a trickle, and the cost is much more expensive, when available. The result of the widely publicized drop in retail sales has been a meaningful reduction in demand for new space.


WHOLE FOODS MARKET

TANASBOURNE MARKET, HILLSBORO, OR


KING

HILLTOP VILLAGE, THORNTON, CO



SHOPS OF SAN MARCO, DELRAY BEACH, FL

Regency has obviously not been immune to the general decline in asset values and the slowdown in tenant leasing. As a result, this year our shareholder return declined by 23 percent, and for the first time in the 15 years that Regency has been a public company we did not meet our earnings expectations. At the same time, I am extremely proud of several noteworthy accomplishments, the attainment of which is a testament to the strengths of our company, especially given the difficult conditions. These successes, which were critical to positioning Regency to work through the current milieu and profit from future opportunities, include:

- Maintained occupancy of 94 percent in the high-quality operating portfolio, increased rents by 11 percent, leased over 2 million square feet of new space and 3.6 million square feet of renewals, and grew net operating income by 2.6 percent.
- Expanded Regency's bank facilities by 50 percent to $941 million and managed the line of credit to only $70 million. Regency's investment-grade ratings by Moody's and S&P were reaffirmed at baa2 and BBB+. These are clear evidence of the strength of Regency's balance sheet and the careful steps that were undertaken to manage sources and uses of precious capital.
- Sold $394 million of operating properties and developments and placed over $250 million of mortgages in one of the most difficult markets in memory.
- Managed over $5.0 billion of co-investment partnership assets and earned a promote of nearly $20 million from the partnership with Oregon for generating a total return that was in excess of both NCREIF and the hurdle rate. These are further testimony to the high level of professionalism that Regency has dedicated to managing the partnerships.
- Generated funds from operations (FFO) of $3.75 per share, which was less than our objective, but was attained in a highly unfavorable environment and was net of $50 million of write-downs of pre-closing costs and asset impairments. In spite of shareholder return being down, Regency's total shareholder return exceeded the FTSE NAREIT Shopping Center REIT Index in 2008 and for the past three years.

MOVING FORWARD IN DIFFICULT TIMES

Times such as these bring out the best in us, and we are well positioned and intensely focused on continuing to build on Regency's long-standing track record of creating intrinsic value for our shareholders. We plan to use our financial strength and access to capital, necessity-oriented, recession-resistant portfolio that is situated in excellent locations with attractive demographics and strong anchors, as well as our key customer relationships and cycle-tested team to not only work our way through the current economic maelstrom, but also to turn this turmoil into opportunity. We will focus on the following areas:

- **Preserving the Balance Sheet.** With capital being more precious than ever, all eyes focus on the balance sheet. These days, not a single business decision is made without at some point — often at several points — the question being posed: How will this affect the balance sheet? As a result, we've drawn some very distinct lines in the sand: new developments and acquisitions will be slowed, and even halted if necessary, to ensure that our line of credit balance does not exceed $200 million, that our debt-to-asset ratio, including our share of partnerships, does not exceed 52 percent, and that there are adequate sources of capital to meet our commitments. These measures provide the financial capacity to take advantage of what should be an increasing level of compelling acquisition and development opportunities from distressed asset and land sales.
- **Accessing Internal and External Sources of Capital.** Regency has only $235 million of debt maturing in the next two years, and $479 million in 2011. Bank facilities total $714 million, $600 million of which does not expire until 2012. In addition,$3 billion of unencumbered assets provide more than adequate capacity through mortgage financing to replace these corporate loan maturities. Modest-sized mortgage loans on quality shopping centers sponsored by highly regarded operators like Regency seem to be one of the few remaining "sweet spots" in the financial markets, and we have excellent relationships with several mortgage lenders.
- **Leasing Quality Centers.** Next to preserving our balance sheet, there is no more critical goal than achieving 95 percent occupancy in the operating and development portfolios. The leasing team is intensely focused on attaining this key objective. Fortunately, Regency's quality portfolio benefits as retailers are selecting only the best


CENTERPLACE OF GREELEY, GREELEY, CO


SUBWAY
WESTRIDGE VILLAGE, VALENCIA, CA


Wegmans
SILVER SPRING SQUARE, SILVER SPRING TOWNSHIP, PA

locations for the limited number of new stores they will open. We continue to leverage our Premier Customer relationships and will be spending even more time calling on better-performing retailers in competing centers, properties that rarely offer a comparable combination of strong anchors and demographics.

- **Investing Precious Capital.** Regency's development program is being retooled and slowed. For the few, select projects we pursue, we will proceed with great caution, ensuring that there is significant pre-leasing and clear visibility to achieve full occupancy. We have increased our return and profit margin guidelines and put into place tougher underwriting standards.

That said, we also believe when this severe recession ends, we will enter a period of immense opportunity: there will be far fewer viable competitors, land prices will be significantly lower and we will be in an enviable position. Yet again, no matter how good, no investment will be undertaken at the expense of our balance sheet.

- **Reducing Operating Costs.** With lower levels of development activity, we've meaningfully cut expenses—ranging from shrinking head count to reducing incentive compensation and G&A costs. These are painful but necessary decisions to make sure that the organization is "right-sized" in the current environment. Yet at the same time, we will ensure that we have the "muscle" to execute our plan, including being positioned to take advantage of future opportunities. Keeping our team fully engaged and not compromising Regency's special culture remain top priorities.

STRENGTH TO SURVIVE, THEN THRIVE – AGAIN

In these extraordinary times, the near-term imperatives are clear: protect the balance sheet, achieve 95 percent occupancy in our operating and development portfolios, rationalize the development program, operate efficiently and keep the team energized to emerge from these difficult times in strong financial shape. Longer term? Be poised to capitalize on compelling investment opportunities, all the while focusing on growing recurring FFO and intrinsic shareholder value.

My confidence that we can achieve these goals is rooted in my faith in Regency's superb team of professionals, individuals who in these times truly give meaning to the term "cycle-tested."

A key attribute of the management team at Regency has always been our bench strength. Earlier this year, Mary Lou Fiala, our president and chief operating officer, announced her intention to retire at the end of 2009 to spend more time with her family. Few individuals have embodied the special culture of our company more than Mary Lou, and it is always difficult to lose a dedicated talent like her. Mary Lou has done an outstanding job as President of our company, and her expertise in the retail industry is recognized throughout our industry. We are privileged that she has agreed to continue as Vice Chairman and COO at least through what promises to be a difficult year and to remain on the Board after her retirement as COO.

At the same time, we are fortunate to be able to have a gifted, experienced, and accomplished leader who knows the shopping center business so well: Brian Smith, our chief investment officer. With our Board's strong endorsement, it was an easy and natural decision for me to tap Brian as Regency's next President. Brian will maintain his responsibilities as Chief Investment Officer and was nominated to join the Board at the February 2009 meeting.

Additionally, I want to offer special thanks to Terry Worrell, who will not be standing for reelection at the Annual Meeting. Terry's keen insights and street-wise common sense have made him an excellent steward for our shareholders.

THE JOURNEY AHEAD

My confidence that we can successfully navigate the land mines is rooted in my faith in Regency's inherent assets: a strong balance sheet, a quality, recession-resistant operating portfolio, excellent tenant, lender and partnership relationships, value-creating investment capabilities, and especially a superb team of dedicated professionals. Our journey will involve one slow step at a time and sometimes require us to find new ways to overcome obstacles. But we will prevail and thrive again. Thriving is what Regency is all about.

Sincerely yours,

Martin E. Stein Jr.

MARTIN E. STEIN, JR.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



OUR DISTINCTIVE, QUALITY PORTFOLIO

3-MILE AVERAGE HOUSEHOLD INCOME **$90,164**

MARKET-DOMINANT GROCERS WEEKLY DRAW **16,000+ PEOPLE**

2008 AVERAGE OCCUPANCY **94.4%**


TARGET
IN

3-MILE AVERAGE POPULATION **80,000**

AVERAGE HOUSEHOLD INCOMES HIGHER THAN THE NATIONAL AVERAGE BY **30%**

REGENCY'S GROCER AVERAGE SALES **$25 MILLION**

REGENCY CENTERS
FINANCIAL REPORTING

SELECTED FINANCIAL DATA

The following table sets forth Selected Financial Data for Regency on a historical basis for the five years ended December 31, 2008 and should be read in conjunction with the Company's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission. This historical Selected Financial Data has been derived from the audited consolidated financial statements as reclassified for discontinued operations and restated as noted, for the adoption of a Restricted Gain Method of gain recognition on sale of properties to certain co-investment partnerships. This information should be read in conjunction with the consolidated financial statements of Regency (including the related notes thereto).

(in thousands, except per share data, number of properties, and ratio of earnings to fixed charges)	2008	2007	2006	2005	2004
				(as restated)	(as restated)
Operating Data:					
Revenues	**$ 493,421**	436,582	404,034	371,411	335,836
Operating expenses	**277,064**	247,835	231,857	197,561	187,291
Other expenses (income)	**107,293**	30,174	13,748	82,760	39,540
Minority interests	**5,152**	6,097	10,568	9,948	21,983
Equity in income (loss) of investments in real estate partnerships	**5,292**	18,093	2,580	(2,907)	9,962
Income from continuing operations	**109,204**	170,569	150,441	78,235	96,984
Income from discontinued operations	**26,984**	33,082	68,070	69,505	40,911
Net income	**136,188**	203,651	218,511	147,740	137,895
Preferred stock dividends	**19,675**	19,675	19,675	16,744	8,633
Net income for common stockholders	**116,513**	183,976	198,836	130,996	129,262
Income per common share – diluted:					
Income from continuing operations	**$ 1.28**	2.18	1.90	0.93	1.43
Net income for common stockholders	**$ 1.66**	2.65	2.89	2.00	2.11
Other Information:					
Common dividends declared per share	**$ 2.90**	2.64	2.38	2.20	2.12
Common stock outstanding including exchangeable operating partnership units	**70,505**	70,112	69,759	69,218	64,297
Combined Basis gross leasable area (GLA)	**49,645**	51,107	47,187	46,243	33,816
Combined Basis number of properties owned	**440**	451	405	393	291
Ratio of earnings to fixed charges	**1.6**	2.1	2.2	1.9	2.0

	2008	2007	2006	2005	2004
		(as restated)	(as restated)	(as restated)	(as restated)
Balance Sheet Data:					
Real estate investments before accumulated depreciation	**$4,425,895**	4,367,191	3,870,629	3,744,429	3,317,904
Total assets	**4,142,375**	4,114,773	3,643,546	3,587,976	3,230,793
Total debt	**2,135,571**	2,007,975	1,575,386	1,613,942	1,493,090
Total liabilities	**2,380,093**	2,194,244	1,734,572	1,739,225	1,610,743
Minority interests	**66,197**	77,762	83,276	87,545	134,045
Stockholders' equity	**1,696,085**	1,842,767	1,825,698	1,761,206	1,486,005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

In addition to historical information, the following information contains forward-looking statements as defined under federal securities laws. These forward-looking statements include statements about anticipated changes in our revenues, the size of our development program, earnings per share, returns and portfolio value, and expectations about our liquidity. These statements are based on current expectations, estimates and projections about the industry and markets in which Regency Centers Corporation ("Regency" or "Company") operates, and management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, changes in national and local economic conditions including the impact of a slowing economy; financial difficulties of tenants; competitive market conditions, including timing and pricing of acquisitions and sales of properties and out-parcels; changes in expected leasing activity and market rents; timing of development starts and sales of properties and out-parcels; meeting development schedules; our inability to exercise voting control over the co-investment partnerships through which we own or develop many of our properties; weather; consequences of any armed conflict or terrorist attack against the United States; and the ability to obtain governmental approvals. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto of Regency Centers Corporation appearing elsewhere within.

OVERVIEW OF OUR OPERATING STRATEGY

Regency is a qualified real estate investment trust ("REIT"), which began operations in 1993. Our primary operating and investment goal is long-term growth in earnings and total shareholder return, which we work to achieve by focusing on a strategy of owning, operating and developing high-quality community and neighborhood shopping centers that are tenanted by market-dominant grocers, category-leading anchors, specialty retailers and restaurants located in areas with above average household incomes and population densities. All of our operating, investing and financing activities are performed through our operating partnership, Regency Centers, L.P. ("RCLP" or "Partnership"), RCLP's wholly owned subsidiaries, and through its investments in real estate partnerships with third parties (also referred to as co-investment partnerships or joint ventures). Regency currently owns 99% of the outstanding operating partnership units of RCLP.

At December 31, 2008, we directly owned 224 shopping centers (the "Consolidated Properties") located in 24 states representing 24.2 million square feet of gross leasable area ("GLA"). Our cost of these shopping centers and those under development is $4.0 billion before depreciation. Through co-investment partnerships, we own partial ownership interests in 216 shopping centers (the "Unconsolidated Properties") located in 27 states and the District of Columbia representing 25.4 million square feet of GLA. Our investment in the partnerships that own the Unconsolidated Properties is $383.4 million. Certain portfolio information described below is presented (a) on a Combined Basis, which is a total of the Consolidated Properties and the Unconsolidated Properties, (b) for our Consolidated Properties only and (c) for the Unconsolidated Properties that we own through co-investment partnerships. We believe that presenting the information under these methods provides a more complete understanding of the properties that we wholly-own versus those that we indirectly own through entities we do not control, but for which we provide asset management, property management, leasing, investing and financing services. The shopping center portfolio that we manage, on a Combined Basis, represents 440 shopping centers located in 29 states and the District of Columbia and contains 49.6 million square feet of GLA.

We earn revenues and generate cash flow by leasing space in our shopping centers to market-leading grocers, major retail anchors, specialty side-shop retailers, and restaurants, including ground leasing or selling building pads (out-parcels) to these potential tenants. We experience growth in revenues by increasing occupancy and rental rates at currently owned shopping centers, and by acquiring and developing new shopping centers. Community and neighborhood shopping centers generate substantial daily traffic by conveniently offering necessities and services. This high traffic generates increased sales, thereby driving higher occupancy and rental-rate growth, which we expect will sustain our growth in earnings per share and increase the value of our portfolio over the long term.

We seek a range of strong national, regional and local specialty retailers, for the same reason that we choose to anchor our centers with leading grocers and major retailers who provide a mix of goods and services that meet consumer needs. We have created a formal partnering process, the Premier Customer Initiative ("PCI"), to promote mutually beneficial relationships with our specialty retailers. The objective of PCI is for us to build a base of specialty tenants who represent the "best-in-class" operators in their respective merchandising categories. Such retailers reinforce the consumer appeal and other strengths of a center's anchor, help stabilize a center's occupancy, reduce re-leasing downtime, reduce tenant turnover and yield higher sustainable rents.

The current economic recession is resulting in a higher level of retail store closings and is limiting the demand for leasing space in our shopping centers resulting in a decline in our occupancy percentages and rental revenues. Additionally, certain national tenants negotiate co-tenancy clauses into their lease agreements, which allow them to reduce their rents or close their stores in the event that a co-tenant closes their store. We believe that our investment focus on neighborhood and community shopping centers that conveniently provide daily necessities will help lessen the current economy's negative impact to our shopping centers, although the negative impact could still be significant. We are closely monitoring the operating performance and tenants' sales in our shopping centers including those tenants operating retail formats that are experiencing significant changes in competition, business practice, or reductions in sales.

We grow our shopping center portfolio through acquisitions of operating centers and new shopping center development, where we acquire the land and construct the building. Development is customer driven, meaning we generally have an executed lease from the anchor before we start construction. Developments serve the growth needs of our anchors and specialty retailers, resulting in modern shopping centers with long-term anchor leases that produce attractive returns on our invested capital. This development process can require three to five years from initial land or redevelopment acquisition through construction, lease-up and stabilization of rental income, but can take longer depending upon the size of the project. Generally, anchor tenants begin operating their stores prior to the completion of construction of the entire center, resulting in rental income during the development phase.

In the near term, reduced new store openings amongst retailers is resulting in reduced demand for new retail space and is causing corresponding reductions in new leasing rental rates and development pre-leasing. As a result, we are significantly reducing our development program by reducing the number of new projects started, phasing existing developments that lack retail demand, and reducing related general and administrative expense. Although our development program will continue to be a significant part of our business strategy, new development projects will be rigorously evaluated in regard to availability of capital, visibility of tenant demand to achieve 95% occupancy, and sufficient investment returns.

We intend to maintain a conservative capital structure to fund our growth program, which should preserve our investment-grade ratings. Our approach is founded on our self-funding capital strategy to fund our growth. The culling of non-strategic assets and our industry-leading co-investment partnership program are integral components of this strategy. We also develop certain retail centers because of their attractive profit margins with the intent of selling them to third parties upon completion. These sales proceeds are re-deployed into new, high-quality developments and acquisitions that are expected to generate sustainable revenue growth and attractive returns. To the extent that we are unable to execute our capital recycling program to generate adequate sources of capital, we will significantly reduce and even stop new investment activity until there is adequate visibility and reliability to sources of capital for Regency.

Joint venturing of shopping centers provides us with a capital source for new developments and acquisitions, as well as the opportunity to earn fees for asset and property management services. As asset manager, we are engaged by our partners to apply similar operating, investment, and capital strategies to the portfolios owned by the co-investment partnerships. Co-investment partnerships grow their shopping center investments through acquisitions from third parties or direct purchases from us. Although selling properties to co-investment partnerships reduces our direct ownership interest, we continue to share, to the extent of our ownership interest, in the risks and rewards of shopping centers that meet our high quality standards and long-term investment strategy. We have no obligations or liabilities within the co-investment partnerships beyond our ownership interest.

The current lack of liquidity in the capital markets is having a corresponding effect on new investment activity in our co-investment partnerships. Our co-investment partnerships have significant levels of debt, 67.5% of which will mature through 2012, and are subject to significant refinancing risks. We anticipate that as real estate values decline, the refinancing of maturing loans, including those maturing in our joint ventures, will require us and our joint venture partners to contribute our respective pro-rata shares of capital in order to reduce refinancing requirements to acceptable loan to value levels required for new financings. While we have been successful refinancing maturing loans, the longer-term impact of the current economic crisis on our ability to access capital, including access by our joint venture partners, or to obtain future financing to fund maturing debt is unclear. While we believe that our partners have sufficient capital or access thereto for these future capital requirements, we can provide no assurance that the constrained capital markets will not inhibit their ability to access capital and meet their future funding requirements.

SHOPPING CENTER PORTFOLIO

The following tables summarize general information related to our shopping center portfolio, which we use to evaluate and monitor our performance.

	DECEMBER 31, 2008	DECEMBER 31, 2007
Number of Properties(a)	**440**	451
Number of Properties(b)	**224**	232
Number of Properties(c)	**216**	219
Properties in Development(a)	**45**	49
Properties in Development(b)	**44**	48
Properties in Development(c)	**1**	1
Gross Leasable Area(a)	**49,644,545**	51,106,824
Gross Leasable Area(b)	**24,176,536**	25,722,665
Gross Leasable Area(c)	**25,468,009**	25,384,159
Percent Leased(a)	**92.3%**	91.7%
Percent Leased(b)	**90.2%**	88.1%
Percent Leased(c)	**94.3%**	95.2%

(a) Combined Basis

(b) Consolidated Properties

(c) Unconsolidated Properties

We seek to reduce our operating and leasing risks through diversification which we achieve by geographically diversifying our shopping centers, avoiding dependence on any single property, market, or tenant, and owning a portion of our shopping centers through co-investment partnerships.

The following table summarizes our four largest grocery tenants occupying the shopping centers at December 31, 2008:

GROCERY ANCHOR	NUMBER OF STORES(a)	PERCENTAGE OF COMPANY-OWNED GLA(b)	PERCENTAGE OF ANNUALIZED BASE RENT(b)
Kroger	66	9.0%	5.7%
Publix	67	6.8%	4.2%
Safeway	64	5.7%	3.8%
Super Valu	36	3.2%	2.4%

(a) For the Combined Properties including stores owned by grocery anchors that are attached to our centers.

(b) GLA and annualized base rent include the Consolidated Properties plus Regency's pro-rata share of the Unconsolidated Properties.

Although base rent is supported by long-term lease contracts, tenants who file bankruptcy are given the right to cancel any or all of their leases and close related stores, or continue to operate. In the event that a tenant with a significant number of leases in our shopping centers files bankruptcy and cancels its leases, we could experience a significant reduction in our revenues. We are closely monitoring industry trends and sales data to help us identify declines in retail categories or tenants who might be experiencing financial difficulties as a result of slowing sales, lack of credit, changes in retail formats or increased competition, especially in light of the current downturn in the economy. As a result of our findings, we may reduce new leasing, suspend leasing, or curtail the allowance for the construction of leasehold improvements within a certain retail category or to a specific retailer.

In October 2007, Movie Gallery filed for Chapter 11 bankruptcy protection. We currently have 21 Movie Gallery stores occupying our shopping centers. The annual base rent on a pro-rata basis associated with these 21 stores is approximately $1.2 million or less than 1%. At December 31, 2008, we were closely monitoring leases with 107 video rental stores including Movie Gallery representing $7.8 million of annual base rent on a pro-rata basis.

In May 2008, Linens-n-Things ("LNT") filed for Chapter 11 bankruptcy protection. LNT has closed all five stores in our shopping centers. The annual base rent associated with these five stores is approximately $452,000 or less than 1% of our annual base rent on a pro-rata basis.

In November 2008, Circuit City filed for Chapter 11 bankruptcy protection. Circuit City has rejected all three leases in our shopping centers. The annual base rent associated with these stores is $1.1 million or less than 1% of our annual base rent on a pro-rata basis.

In November 2008, Brooke Investments filed for Chapter 11 bankruptcy protection. Brooke Investments has closed all five stores in our shopping centers. The annual base rent associated with these five stores is approximately $127,000 or less than 1% of our annual base rent on a pro-rata basis.

In December 2008, Bally's Total Fitness filed for Chapter 11 bankruptcy protection. Bally's Total Fitness has rejected one lease in our shopping centers. The annual base rent on a pro-rata basis associated with this store is approximately $331,000 or less than 1%.

In February 2009, S&K Menswear filed for Chapter 11 bankruptcy protection. S&K Menswear has rejected two leases in our shopping centers. The annual base rent on a pro-rata basis associated with these stores is approximately $89,000 or less than 1%.

We continue to monitor tenants who have announced store closings. Starbucks recently announced that it would close approximately 900 of its stores. Of the 900 stores, Starbucks has closed two stores in our shopping centers and four are expected to close. The annual base rent associated with these six stores is approximately $251,000 or less than 1% of our annual base rent on a pro-rata basis. Washington Mutual has also closed two stores in our shopping centers. The annual base rent on a pro-rata basis associated with these two stores is approximately $208,000 or less than 1%.

We expect as the current economic downturn continues, additional retailers will announce store closings and/or bankruptcies that could affect our shopping centers. We are not aware at this time of the bankruptcy of any other tenants in our shopping centers that would cause a significant reduction in our revenues. No tenant represents more than 6% of our annual base rent on a pro-rata basis.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes net cash flows related to operating, investing, and financing activities for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	2008	2007	2006
Net cash provided by operating activities	**$ 219,169**	218,167	211,659
Net cash (used in) provided by investing activities	**(105,775)**	(412,161)	43,387
Net cash (used in) provided by financing activities	**(110,529)**	178,616	(263,458)
Net increase (decrease) in cash and equivalents	**$ 2,865**	(15,378)	(8,412)

We expect that cash generated from operating activities will provide the necessary funds to pay our operating expenses, interest expense, scheduled principal payments on outstanding debt, and capital expenditures necessary to maintain our shopping centers. During 2008, 2007, and 2006, we incurred capital expenditures to maintain our shopping centers of $15.4 million, $15.1 million, and $14.0 million; we paid scheduled principal payments of $4.8 million, $4.5 million and $4.5 million to our lenders on mortgage loans; and we paid dividends to our stockholders and unit holders of $222.9 million, $204.3 million, and $185.2 million, respectively. During 2008 our annual dividend per common share increased by 9.8%. We expect to continue paying dividends to our shareholders based upon availability of cash flow and to maintain compliance with REIT tax laws. On February 3, 2009, the Board of Directors declared a quarterly cash dividend of $0.725 per share, payable on March 4, 2009 to shareholders of record on February 18, 2009 and determined that it in light of the current recession and the strains it is placing on our business, they will not increase the dividend rate per share during 2009, and may find it necessary to reduce future dividends or pay a portion of the dividend in the form of stock. The Board of Directors continuously reviews Regency's operations and will make decisions about future dividend payments on a quarterly basis.

At December 31, 2008 we had 45 properties under construction or undergoing major renovations on a Combined Basis, which when completed, will represent a net investment of $993.2 million after projected sales of adjacent land and out-parcels. This compares to 49 properties that were under construction at December 31, 2007 representing an investment of $1.1 billion upon completion. We estimate that we will earn an average return on investment from our current development projects of 7.5% on a fully allocated basis including direct internal costs and the cost to acquire any residual ownership interests held by minority development partners. Average returns have declined over previous years primarily as a result of higher costs associated with the acquisition of land and construction. Returns are also being pressured by reduced competition among retailers resulting in declining rental rates. Costs necessary to complete the current development projects, net of reimbursements and projected land sales, are estimated to be approximately $141.9 million and will likely be expended through 2012. The costs to complete these developments will be funded from our $941.5 million Unsecured credit facilities (defined under Notes Payable), which had $643.8 million of available funding at December 31, 2008. The Unsecured credit facilities mature in 2011 but $600.0 million contains a one year extension option as discussed further below.

Our strategy is to continue growing our shopping center portfolio by investing in shopping centers through new development or by acquiring existing centers, while at the same time selling non-performing shopping centers and a percentage of our completed developments as a means to generate the capital required by this new investment activity. In the near term, reduced store demand or failures among national retailers is resulting in reduced demand for new retail space and is causing corresponding reductions in new leasing rental rates and development pre-leasing. As a result, we have significantly reduced our development program by reducing the number of new projects started, phasing existing developments that lack retail demand, and reducing related general and administrative expense. Also, to the extent that we are unable to execute our capital recycling program in the current economic environment in order to generate new capital, or we find it necessary to provide financing to buyers of our shopping centers resulting in reduced sales proceeds, we will significantly reduce, and if necessary, stop new investment activity until the capital markets become less volatile.

We expect to repay maturing secured mortgage loans and credit lines primarily from similar new issues. We have $25.1 million of secured mortgage loans maturing through 2010. Our joint ventures have $936.5 million of secured mortgage loans and credit lines maturing through 2010, and our pro-rata share is $248.8 million. We believe that in order to refinance the maturing joint venture loans, we, along with our partners, will likely be required to contribute our pro-rata share based on our respective ownership interest percentage of the capital necessary to reduce the refinancing amounts to acceptable loan to value levels required for this type of financing in the current capital markets environment. Currently, the expected partner capital requirements for maturing debt in our joint ventures is estimated to be in a range of 20% - 30% of the loan balances at maturity based upon prevailing market terms at the time of refinancing. We would fund our pro-rata share of a capital call, if any, from our Unsecured credit facilities. We believe that our partners have sufficient capital or access thereto for these future capital requirements, however, we can provide no assurance that the current economic crisis will not inhibit their ability to access capital and meet their future funding requirements. A more detailed loan maturity schedule is included below under Notes Payable.

We would expect that maturing unsecured public debt would be repaid from the proceeds of similar new unsecured issues in the future if those capital markets are available, although in the current environment, new issues are significantly more expensive than historical issues. To the extent that issuing unsecured debt in the public markets is cost prohibitive or unavailable, we believe that we have sufficient unsecured assets that we could finance with secured mortgages and repay the unsecured public debt. We have $50.0 million and $160.0 million of public debt maturing in 2009 and 2010, respectively. The joint ventures are not rated and therefore do not issue and have no unsecured public debt outstanding.

Although common or preferred equity raised in the public markets is a funding option, given the state of the current capital markets, our access to these markets may be limited. When the conditions for the issuance of equity are more favorable, we might consider issuing equity to fund new investment opportunities, fund our development program or repay maturing debt, which would result in dilution to our existing shareholders. We would also consider issuing equity as part of a financing plan to maintain our leverage ratios at acceptable levels as determined by our Board of Directors. At December 31, 2008, we had an unlimited amount available under our shelf registration for equity securities and RCLP had an unlimited amount available under its shelf registration for debt.

INVESTMENTS IN REAL ESTATE PARTNERSHIPS

We account for certain investments in real estate partnerships using the equity method. We have determined that these investments are not variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) "Consolidation of Variable Interest Entities" ("FIN 46(R)") and do not require consolidation under Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5") or the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" ("SOP 78-9"), and therefore are subject to the voting interest model in determining our basis of accounting. Major decisions, including property acquisitions not meeting pre-established investment criteria, dispositions, financings, annual budgets and dissolution of the ventures are subject to the approval of all partners.

We account for profit recognition on sales of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate" ("Statement 66"). Recognition of gains from sales to co-investment partnerships is recorded on only that portion of the sales not attributable to our ownership interest unless there are certain provisions in the partnership agreement which allow the Company a unilateral right to initiate a distribution in kind ("DIK") upon liquidation, as described further below under our Critical Accounting Policies and Note 1(b) Summary of Significant Accounting Policies in our Consolidated Financial Statements each included herein. The presence of such DIK provisions requires that we apply a more restrictive method of gain recognition ("Restricted Gain Method") on sales of properties to these co-investment partnerships. This method considers our potential ability to receive property through a DIK on which partial gain has been recognized, and ensures maximum gain deferral upon sale to a partnership containing these unilateral DIK rights ("DIK-JV"). We have concluded, through consultation with our auditors and the staff of the Securities and Exchange Commission (SEC), that these dissolution provisions constitute in-substance call/put options under the guidance of Statement 66, and represent a form of continuing involvement with respect to property that we sold to these DIK-JV's.

The operations and gains related to properties sold to our investments in all real estate partnerships are not recorded as discontinued operations because we continue to provide to these shopping centers property management services under market rate agreements with our co-investment partnerships. For those properties acquired by the joint venture from unrelated parties, we are required to contribute our pro-rata share based on our ownership interest of the purchase price to the partnerships.

At December 31, 2008, we had investments in real estate partnerships of $383.4 million. The following table is a summary of unconsolidated combined assets and liabilities of these co-investment partnerships and our pro-rata share (see note below) at December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Number of Joint Ventures	**19**	19
Regency's Ownership	**16.35%-50%**	16.35%-50%
Number of Properties	**216**	219
Combined Assets	**$ 4,862,730**	$ 4,767,553
Combined Liabilities	**2,973,410**	2,889,238
Combined Equity	**1,889,320**	1,878,315
Regency's Share of(1):		
Assets	**$ 1,171,218**	$ 1,151,872
Liabilities	**705,452**	692,804

(1) Pro-rata financial information is not, and is not intended to be, a presentation in accordance with U.S. generally accepted accounting principles. However, management believes that providing such information is useful to investors in assessing the impact of its investments in real estate partnership activities on the operations of Regency, which includes such items on a single line presentation under the equity method in its consolidated financial statements.

Investments in real estate partnerships are primarily composed of co-investment partnerships where we invest with three co-investment partners and an open-end real estate fund ("Regency Retail Partners" or the "Fund"), as further described below. In addition to earning our pro-rata share of net income or loss in each of these partnerships, we receive market-based fees for asset management, property management, leasing, investment, and financing services. During 2008, 2007, and 2006, we received fees from these co-investment partnerships of $31.7 million, $29.1 million, and $22.1 million, respectively. Our investments in real estate partnerships as of December 31, 2008 and 2007 consist of the following (in thousands):

	OWNERSHIP	2008	2007 (as restated)
Macquarie CountryWide-Regency (MCWR I)	25.00%	**$ 11,137**	15,463
Macquarie CountryWide Direct (MCWR I)	25.00%	**3,760**	4,061
Macquarie CountryWide-Regency II (MCWR II)	24.95%	**197,602**	214,450
Macquarie CountryWide-Regency III (MCWR III)	24.95%	**623**	812
Macquarie CountryWide-Regency-DESCO (MCWR-DESCO)	16.35%	**21,924**	29,478
Columbia Regency Retail Partners (Columbia)	20.00%	**29,704**	29,978
Columbia Regency Partners II (Columbia II)	20.00%	**12,858**	20,326
Cameron Village LLC (Cameron)	30.00%	**19,479**	20,364
RegCal, LLC (RegCal)	25.00%	**13,766**	17,113
Regency Retail Partners (the Fund)	20.00%	**23,838**	13,296
Other investments in real estate partnerships	50.00%	**48,717**	36,565
Total		**$383,408**	401,906

Investments in real estate partnerships are reported net of deferred gains of $87.2 million and $69.5 million at December 31, 2008 and 2007, respectively. After applying the Restricted Gain Method, cumulative deferred gains in 2007 have increased by $30.5 million to correct gains from partial sales recorded during the periods 2001 to 2005 and have been noted as restated. Cumulative deferred gain amounts related to each co-investment partnership are described below.

We co-invest with the Oregon Public Employees Retirement Fund ("OPERF") in three co-investment partnerships, two of which we have ownership interests of 20% ("Columbia" and "Columbia II") and one in which we have an ownership interest of 30% ("Cameron"). Our investment in the three co-investment partnerships with OPERF totals $62.0 million and represents 1.5% of our total assets at December 31, 2008. At December 31, 2008, the Columbia co-investment partnerships had total assets of $762.7 million and net income of $11.0 million. Our share of the co-investment partnerships' total assets and net income was $164.8 million and $2.2 million, respectively, which represents 4.0% of our total assets and 1.9% of our net income available for common stockholders, respectively.

As of December 31, 2008, Columbia owned 14 shopping centers, had total assets of $321.9 million, and net income of $10.2 million for the year ended. We have a unilateral DIK right to liquidate the partnership; therefore, we have applied the Restricted Gain Method to determine the amount of gain that we recognize on property sales to Columbia. During 2006 to 2008, we did not sell any properties to Columbia. Since its inception in 2001, we have recognized gain of $2.0 million on partial sales to Columbia and deferred gain of $4.3 million. In December 2008, we earned and recognized a $19.7 million Portfolio Incentive Return fee from OPERF based on Columbia's outperformance of the cumulative NCREIF index since the inception of the partnership and a hurdle rate as outlined in the partnership agreement.

As of December 31, 2008, Columbia II owned 16 shopping centers, had total assets of $327.5 million, and net income of $1.1 million for the year ended. During 2008, Columbia II purchased one operating property from a third party for a purchase price of $28.5 million and we contributed $5.7 million for our proportionate share. We have a unilateral DIK right to liquidate the partnership; therefore, we have applied the Restricted Gain Method to determine the amount of gain that we recognize on property sales to Columbia II. In September 2008, Columbia II acquired three completed development properties from us for a purchase price of $83.4 million, and as a result, we recognized gain of $9.1 million and deferred gain of $15.7 million. As more thoroughly described in Note 18 to our accompanying consolidated financial statements, the amount of gain previously recorded during September 2008 was subsequently adjusted by a reduction of $10.6 million. During 2006 and 2007, we did not sell any properties to Columbia II. Since the inception of Columbia II in 2004, we have recognized gain of $9.1 million on partial sales to Columbia II and deferred gain of $15.7 million. During 2008, Columbia II sold one shopping center to an unrelated party for $13.8 million and recognized a gain of approximately $256,000.

As of December 31, 2008, Cameron owned one shopping center, had total assets of $113.3 million, and a net loss of approximately $187,000 for the year ended. The partnership agreement does not contain any DIK provisions that would require us to apply the Restricted Gain Method. Since its inception in 2004, we have not sold any properties to Cameron.

We co-invest with the California State Teachers' Retirement System ("CalSTRS") in a joint venture ("RegCal") in which we have a 25% ownership interest. As of December 31, 2008, RegCal owned seven shopping centers, had total assets of $158.1 million, and net income of $5.9 million for the year ended. RegCal's total assets and net income represent 1% and 1.3% of our total assets and net income available for common stockholders, respectively. We have a unilateral DIK right to liquidate the partnership; therefore, we have applied the Restricted Gain Method to determine the amount of gain that we recognize on property sales to RegCal. During 2006 to 2008, we did not sell any properties to RegCal. Since its inception in 2004, we have recognized gain of $10.1 million on partial sales to RegCal and deferred gain of $3.4 million. During 2008, RegCal sold one shopping center to an unrelated party for $9.5 million and recognized a gain of $4.2 million.

We co-invest with Macquarie CountryWide Trust of Australia ("MCW") in five co-investment partnerships two in which we have an ownership interest of 25% (collectively "MCWR I"), two in which we have an ownership interest of 24.95% ("MCWR II" and "MCWR III"), and one in which we have an ownership interest of 16.35% ("MCWR-DESCO"). Our investment in the five co-investment partnerships with MCW totals $235.0 million and represents 5.7% of our total assets at December 31, 2008. At December 31, 2008, MCW had total assets of $3.4 billion and net income of $11.6 million. Our share of the co-investment partnerships' total assets and net income was $823.9 million and $2.1 million, respectively, which represents 19.9% of our total assets and 1.8% of our net income available for common stockholders, respectively.

As of December 31, 2008, MCWR I owned 42 shopping centers, had total assets of $593.9 million, and net income of $11.1 million for the year ended. We have a unilateral DIK right to liquidate the partnership; therefore, we have applied the Restricted Gain Method to determine the amount of gain we recognize on property sales to MCWR I. During 2006 to 2008, we did not sell any properties to MCWR I. Since its inception in 2001, we have recognized gains of $27.5 million on partial sales to MCWR I and deferred gains of $46.9 million. Subsequent to December 31, 2008, under the terms of the MCWR I partnership agreement, MCW elected to dissolve the partnership. In January 2009, we began liquidating the partnership through a DIK, which provides for distributing the properties to each partner under an alternating selection process, ultimately in proportion to the value of each partner's respective partnership interest as determined by appraisal. The total value of the properties based on appraisals, net of debt, is estimated to be approximately $482.7 million. The properties which we receive through the DIK will be recorded at the amount of the carrying value of our equity investment, net of deferred gain. The dissolution is expected to be completed during 2009 subject to required lender consents for ownership transfer.

As of December 31, 2008, MCWR II owned 85 shopping centers, had total assets of $2.4 billion and net income of $5.6 million for the year ended. During 2008, MCWR II sold a portfolio of seven shopping centers to an unrelated party for $108.1 million and recognized a gain of $8.9 million. At December 31, 2008, the partnership agreement did not contain any DIK provisions that would require us to apply the Restricted Gain Method. However, in January 2009, the partnership agreement was amended to include DIK provisions; therefore, we will apply the Restricted Gain Method if additional properties are sold to MCWR II in the future. During the period 2006 to 2008, we did not sell any properties to MCWR II. Since its inception in 2005, we have recognized gain of $2.3 million on partial sales to MCWR II and deferred gain of approximately $766,000. In June 2008, we earned additional acquisition fees of $5.2 million (the "Contingent Acquisition Fees") deferred from the original acquisition date since we achieved the cumulative targeted income levels specified in the Amended and Restated Income Target Agreement between Regency and MCW dated March 22, 2006. The Contingent Acquisition Fees recognized were limited to that percentage of MCWR II, or 75.05%, of the joint venture not owned by us and amounted to $3.9 million.

As of December 31, 2008, MCWR III owned four shopping centers, had total assets of $67.5 million, and a net loss of approximately $238,000 for the year ended. At December 31, 2008, the partnership agreement did not contain any DIK provisions that would require us to apply the Restricted Gain Method. However, in January 2009, the partnership agreement was amended to include DIK provisions; therefore, we will apply the Restricted Gain Method if additional properties are sold to MCWR III in the future. Since its inception in 2005, we have recognized gain of $14.1 million on partial sales to MCWR III and deferred gain of $4.7 million.

As of December 31, 2008, MCWR-DESCO owned 32 shopping centers, had total assets of $395.6 million and recorded a net loss of $4.9 million for the year ended primarily related to depreciation and amortization expense, but produced positive cash flow from operations. The partnership agreement does not contain any DIK provisions that would require us to apply the Restricted Gain Method. Since its inception in 2007, we have not sold any properties to MCWR-DESCO.

We co-invest with Regency Retail Partners (the "Fund"), an open-ended, infinite life investment fund in which we have an ownership interest of 20%. As of December 31, 2008, the Fund owned nine shopping centers, had total assets of $381.2 million, and recorded a net loss of $2.1 million for the year ended. The Fund represents 1.8% and less than 1% of our total assets and net income available for common stockholders, respectively. During 2008, the Fund purchased one shopping center from a third party for $93.3 million that included $66.0 million of assumed mortgage debt and we contributed $18.7 million for our proportionate share of the purchase price. During 2008, the Fund also acquired one property in development from us for a sales price of $74.5 million and we recognized a gain of $4.7 million after excluding our ownership interest. The partnership agreement does not contain any DIK provisions that would require us to apply the Restricted Gain Method. Since its inception in 2006, we have recognized gains of $71.6 million on partial sales to the Fund and deferred gains of $17.9 million.

CONTRACTUAL OBLIGATIONS

We have debt obligations related to our mortgage loans, unsecured notes, and our Unsecured credit facilities as described further below. We have shopping centers that are subject to non-cancelable long-term ground leases where a third party owns and has leased the underlying land to us to construct and/or operate a shopping center. In addition, we have non-cancelable operating leases pertaining to office space from which we conduct our business. The table excludes reserves for approximately $3.2 million related to environmental remediation as discussed below under Environmental Matters as the timing of the remediation is not currently known. The table also excludes obligations related to construction or development contracts because payments are only due upon satisfactory performance under the contract. Costs necessary to complete the 49 development projects currently in process are estimated to be $141.9 million and will likely be expended through 2012.

The following table of Contractual Obligations summarizes our debt maturities including interest, (excluding recorded debt premiums or discounts that are not obligations), and our obligations under non-cancelable operating and ground leases as of December 31, 2008 including our pro-rata share of obligations within unconsolidated co-investment partnerships excluding interest (in thousands):

	2009	2010	2011	2012	2013	BEYOND 5 YEARS	TOTAL
Notes Payable:							
Regency(1)	$179,973	283,837	632,038	315,670	80,233	1,114,734	2,606,485
Regency's share of JV(2)	30,382	195,461	126,401	91,182	8,997	210,174	662,597
Operating Leases:							
Regency	5,433	5,436	5,415	5,025	4,820	14,262	40,391
Regency's share of JV	–	–	–	–	–	–	–
Ground Leases:							
Regency	1,828	1,867	1,921	1,896	1,905	53,083	62,500
Regency's share of JV	398	400	400	400	402	14,949	16,949
Total	$218,014	487,001	766,175	414,173	96,357	1,407,202	3,388,922

(1) Amounts include interest payments

(2) Amounts exclude interest payments

OFF-BALANCE SHEET ARRANGEMENTS

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities.

NOTES PAYABLE

Outstanding debt at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Notes payable:		
Fixed rate mortgage loans	**$ 235,150**	196,915
Variable rate mortgage loans	**5,130**	5,821
Fixed rate unsecured loans	**1,597,624**	1,597,239
Total notes payable	**1,837,904**	1,799,975
Unsecured credit facilities	**297,667**	208,000
Total	**$2,135,571**	2,007,975

During 2008, we placed a $62.5 million mortgage loan on a property. The loan has a nine-year term and is interest only at an all-in coupon rate of 6.0% (or 230 basis points over an interpolated 9-year US Treasury).

On March 5, 2008, we entered into a Credit Agreement with Wells Fargo Bank and a group of other banks to provide us with a $341.5 million, three-year term loan facility (the "Term Facility"). The Term Facility includes a term loan amount of $227.7 million plus a $113.8 million revolving credit facility that is accessible at our discretion. The term loan has a variable interest rate equal to LIBOR plus 105 basis points which was 3.300% at December 31, 2008 and the revolving portion has a variable interest rate equal to LIBOR plus 90 basis points. The proceeds from the funding of the Term Facility were used to reduce the balance on the unsecured line of credit (the "Line"). The balance on the term loan was $227.7 million at December 31, 2008.

During 2007, we entered into a new loan agreement under the Line with a commitment of $600.0 million and the right to expand the Line by an additional $150.0 million subject to additional lender syndication. The Line has a four-year term with a one-year extension at our option and a current interest rate of LIBOR plus 40 basis points subject to maintaining our corporate credit and senior unsecured ratings at BBB+.

Contractual interest rates were 1.338% and 5.425% at December 31, 2008 and 2007, respectively based on LIBOR plus 40 basis points and LIBOR plus 55 basis points, respectively. The balance on the Line was $70.0 million and $208.0 million at December 31, 2008 and 2007, respectively.

Including both the Line commitment and the Term Facility (collectively, "Unsecured credit facilities"), we have $941.5 million of total capacity and the spread paid is dependent upon our maintaining specific investment-grade ratings. We are also required to comply with certain financial covenants such as Minimum Net Worth, Ratio of Total Liabilities to Gross Asset Value ("GAV") and Ratio of Recourse Secured Indebtedness to GAV, Ratio of Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA") to Fixed Charges, and other covenants customary with this type of unsecured financing. As of December 31, 2008, we are in compliance with all financial covenants for our Unsecured credit facilities. Our Unsecured credit facilities are used primarily to finance the acquisition and development of real estate, but are also available for general working-capital purposes.

Notes payable consist of secured mortgage loans and unsecured public debt. Mortgage loans may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of principal and interest, and mature over various terms through 2018, whereas, interest on unsecured pubic debt is payable semi-annually and the debt matures over various terms through 2017. We intend to repay mortgage loans at maturity with proceeds from the Unsecured credit facilities. Fixed interest rates on mortgage notes payable range from 5.22% to 8.95% and average 6.32%. We have one variable rate mortgage loan with an interest rate equal to LIBOR plus 100 basis points that matures in 2009.

At December 31, 2008, 85.8% of our total debt had fixed interest rates, compared with 89.4% at December 31, 2007. We intend to limit the percentage of variable interest rate debt to be no more than 30% of total debt, which we believe to be an acceptable risk. Currently, our variable rate debt represents 14.2% of our total debt. Based upon the variable interest rate debt outstanding at December 31, 2008, if variable interest rates were to increase by 1%, our annual interest expense would increase by $3.0 million.

The carrying value of our variable rate notes payable and the Unsecured credit facilities are based upon a spread above LIBOR which is lower than the spreads available in the current credit market, causing the fair value of such variable rate debt to be below its carrying value. The fair value of fixed rate loans are estimated using cash flows discounted at current market rates available to us for debt with similar terms and maturities. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition. Based on the estimates used, the fair value of notes payable and the Unsecured credit facilities is approximately $1.3 billion at December 31, 2008.

As of December 31, 2008, scheduled principal repayments on notes payable and the Unsecured credit facilities were as follows (in thousands):

SCHEDULED PRINCIPAL PAYMENTS BY YEAR:	SCHEDULED PRINCIPAL PAYMENTS	MORTGAGE LOAN MATURITIES	UNSECURED MATURITIES(a)	TOTAL
2009	4,832	8,077	50,000	62,909
2010	4,880	17,043	160,000	181,923
2011	4,744	11,276	537,667	553,687
2012	5,027	–	250,000	255,027
2013	4,712	16,353	–	21,065
Beyond 5 Years	13,897	150,159	900,000	1,064,056
Unamortized debt discounts, net	–	(719)	(2,377)	(3,096)
Total	$38,092	202,189	1,895,290	2,135,571

(a) Includes unsecured public debt and Unsecured credit facilities

Our investments in real estate partnerships had notes payable of $2.8 billion at December 31, 2008, which mature through 2028, of which 94.0% had weighted average fixed interest rates of 5.4% and the remaining had variable interest rates based on LIBOR plus a spread in a range of 50 to 200 basis points. Our pro-rata share of these loans was $664.1 million. The loans are primarily non-recourse, but for those that are guaranteed by a joint venture, our liability does not extend beyond our ownership interest in the joint venture. As of December 31, 2008, scheduled principal repayments on notes payable held by our investments in real estate partnerships were as follows (in thousands):

SCHEDULED PRINCIPAL PAYMENTS BY YEAR:	SCHEDULED PRINCIPAL PAYMENTS	MORTGAGE LOAN MATURITIES	UNSECURED MATURITIES	TOTAL	REGENCY'S PRO-RATA SHARE
2009	$ 4,824	138,800	12,848	156,472	30,382
2010	4,569	695,563	89,333	789,465	195,461
2011	3,632	506,846	–	510,478	126,401
2012	4,327	408,215	–	412,542	91,182
2013	4,105	32,447	–	36,552	8,997
Beyond 5 Years	29,875	849,714	–	879,589	210,174
Unamortized debt premiums, net	–	7,352	–	7,352	1,462
Total	$51,332	2,638,937	102,181	2,792,450	664,059

We are exposed to capital market risk such as changes in interest rates. In order to manage the volatility related to interest rate risk, we originate new debt with fixed interest rates, or we may enter into interest rate hedging arrangements. We do not utilize derivative financial instruments for trading or speculative purposes. We account for derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("Statement 133"). On March 10, 2006, we entered into four forward-starting interest rate swaps totaling $396.7 million with fixed rates of 5.399%, 5.415%, 5.399%, and 5.415%. We designated these swaps as cash flow hedges to fix the rate on $400.0 million of new financing expected to occur in 2010 and 2011, and these proceeds will be used to repay maturing debt at that time. The change in fair value of these swaps from inception was a liability of $83.7 million at December 31, 2008. The valuation of these derivative instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. To comply with the provisions of SFAS No. 157, "Fair Value Measurements" ("Statement 157") as amended by FASB Staff Position "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"), we incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by ourselves and our counterparties.

EQUITY TRANSACTIONS

From time to time, we issue equity in the form of exchangeable operating partnership units or preferred units of RCLP, or in the form of common or preferred stock of Regency Centers Corporation as follows:

Preferred Units
We have issued Preferred Units through RCLP in various amounts since 1998, the net proceeds of which were used to reduce the balance of the Line. We issue Preferred Units primarily to institutional investors in private placements. Generally, the Preferred Units may be exchanged by the holders for Cumulative Redeemable Preferred Stock after a specified date at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into our common stock. At December 31, 2008 and 2007, only the Series D Preferred Units were outstanding with a face value of $50.0 million and a fixed distribution rate of 7.45%. These Units may be called by us beginning September 29, 2009, and have no stated maturity or mandatory redemption. Included in the Series D Preferred Units are original issuance costs of $842,023 that will be expensed if they are redeemed in the future.

As of December 31, 2008 and 2007, we had 468,211 and 473,611 redeemable operating partnership units ("OP Units") outstanding, respectively. The redemption value of the redeemable OP Units is based on the closing market price of Regency's common stock, which was $46.70 per share as of December 31, 2008 and $64.49 per share as of December 31, 2007, aggregated $21.9 million and $30.5 million, respectively.

Preferred Stock
The Series 3, 4, and 5 preferred shares are perpetual, are not convertible into our common stock, and are redeemable at par upon our election beginning five years after the issuance date. None of the terms of the Preferred Stock contain any unconditional obligations that would require us to redeem the securities at any time or for any purpose. Terms and conditions of the three series of Preferred stock outstanding as of December 31, 2008 are summarized as follows:

SERIES	SHARES OUTSTANDING	LIQUIDATION PREFERENCE	DISTRIBUTION RATE	CALLABLE BY COMPANY
Series 3	3,000,000	$ 75,000,000	7.45%	04/03/08
Series 4	5,000,000	125,000,000	7.25%	08/31/09
Series 5	3,000,000	75,000,000	6.70%	08/02/10
	11,000,000	$275,000,000		

On January 1, 2008, we split each share of existing Series 3 and Series 4 Preferred Stock, each having a liquidation preference of $250 per share and a redemption price of $250 per share into ten shares of Series 3 and Series 4 Stock, respectively, each having a liquidation preference and a redemption price of $25 per share. We then exchanged each Series 3 and 4 Depositary Share into shares of New Series 3 and 4 Stock, respectively, which have the same dividend rights and other rights and preferences identical to the depositary shares.

Common Stock
At December 31, 2008, 75,634,881 common shares had been issued. The carrying value of the Common stock was $756,349 with a par value of $.01.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Knowledge about our accounting policies is necessary for a complete understanding of our financial results, and discussion and analysis of these results. The preparation of our financial statements requires that we make certain estimates that impact the balance of assets and liabilities at a financial statement date and the reported amount of income and expenses during a financial reporting period. These accounting estimates are based upon, but not limited to, our judgments about historical results, current economic activity, and industry accounting standards. They are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from those judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness; however, the amounts we may ultimately realize could differ from such estimates.

Revenue Recognition and Tenant Receivables – Tenant receivables represent revenues recognized in our financial statements, and include base rent, percentage rent, and expense recoveries from tenants for common area maintenance costs, insurance and real estate taxes. We analyze tenant receivables, historical bad debt levels, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts. In addition, we analyze the accounts of tenants in bankruptcy, and we estimate the recovery of pre-petition and post-petition claims. Our reported net income is directly affected by our estimate of the recoverability of tenant receivables.

Recognition of Gains from the Sales of Real Estate – We account for profit recognition on sales of real estate in accordance with Statement 66. In summary, profits from sales of real estate are not recognized under the full accrual method by us unless a sale is consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; a receivable, if applicable, is not subject to future subordination; we have transferred to the buyer the usual risks and rewards of ownership; and we do not have substantial continuing involvement with the property.

We sell shopping center properties to joint ventures in exchange for cash equal to the fair value of the percentage interest owned by our partners. We have accounted for those sales as "partial sales" and recognized gains on those partial sales in the period the properties were sold to the extent of the percentage interest sold under the guidance of Statement 66, and in the case of certain partnerships, we apply a more restrictive method of recognizing gains, as discussed further below. The gains and operations are not recorded as discontinued operations because we continue to manage these shopping centers.

Five of our joint ventures ("DIK-JV") give either partner the unilateral right to elect to dissolve the partnership and, upon such an election, receive a distribution in-kind ("DIK") of the assets of the partnership equal to their respective ownership interests. The liquidation procedures would require that all of the properties owned by the partnership be appraised to determine their respective and collective fair values. As a general rule, if we initiate the liquidation process, our partner has the right to choose the first property that it will receive in liquidation with the Company having the right to choose the next property that it will receive in liquidation; if our partner initiates the liquidation process, the order of the selection process is reversed. The process then continues with alternating selection of properties by each partner until the balance of each partner's capital account on a fair value basis has been distributed. After the final selection, to the extent that the fair value of properties in the DIK-JV are not distributable in a manner that equals the balance of each partner's capital account, a cash payment would be made by the partner receiving a fair value in excess of its capital account to the other partner. The partners may also elect to liquidate some or all of the properties through sales rather than through the DIK process.

We have concluded that these DIK dissolution provisions constitute in-substance call/put options under the guidance of Statement 66, and represent a form of continuing involvement with respect to property that we sold to these partnerships, limiting our recognition of gain related to the partial sale. To the extent that the DIK-JV owns more than one property and we are unable to obtain all of the properties we sold to the DIK-JV in liquidation, we apply a more restrictive method of gain recognition ("Restricted Gain Method") which considers our potential ability to receive property through a DIK on which partial gain has been recognized, and ensures, as discussed below, maximum gain deferral upon sale to a DIK-JV. We have applied the Restricted Gain Method to partial sales of property to partnerships that contain such unilateral DIK provisions.

Under current guidance, (Statement 66, paragraph 25), profit shall be recognized by a method determined by the nature and extent of the seller's continuing involvement and the profit recognized shall be reduced by the maximum exposure to loss. We have concluded that the Restricted Gain Method accomplishes this objective.

Under the Restricted Gain Method, for purposes of gain deferral, we consider the aggregate pool of properties sold into the DIK-JV as well as the aggregate pool of properties which will be distributed in the DIK process. As a result, upon the sale of properties to a DIK-JV, we perform a hypothetical DIK liquidation assuming that we would choose only those properties that we have sold to the DIK-JV in an amount equivalent to our capital account. For purposes of calculating the gain to be deferred, the Company assumes that it will select properties upon a DIK liquidation that generated the highest gain to the Company when originally sold to the DIK-JV and includes for such determination the fair value in properties that could be received in excess of its capital account. The DIK deferred gain is calculated whenever a property is sold to the DIK-JV by us. During the years when there are no property sales, the DIK deferred gain is not recalculated.

Because the contingency associated with the possibility of receiving a particular property back upon liquidation, which forms the basis of the Restricted Gain Method, is not satisfied at the property level, but at the aggregate level, no gain or loss is recognized on property sold by the DIK-JV to a third party or received by the Company upon actual dissolution. Instead, the property received upon actual dissolution is recorded at the Company's historical cost investment in the DIK-JV, reduced by the deferred gain.

Capitalization of Costs – We capitalize the acquisition of land, the construction of buildings and other specifically identifiable development costs incurred by recording them into properties in development in our accompanying Consolidated Balance Sheets and account for them in accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("Statement 67") and EITF 97-11, "Accounting for Internal Costs Relating to Real Estate Property Acquisitions" ("EITF 97-11"). In summary, Statement 67 establishes that a rental project changes from non-operating to operating when it is substantially completed and held available for occupancy. At that time, costs should no longer be capitalized. Other development costs include pre-development costs essential to the development of the property, as well as, interest, real estate taxes, and direct employee costs incurred during the development period. Pre-development costs are incurred prior to land acquisition during the due diligence phase and include contract deposits, legal, engineering and other professional fees related to evaluating the feasibility of developing a shopping center. At December 31, 2008 we had $7.7 million of capitalized pre-development costs of which $3.0 million represented refundable contract deposits. If we determine that the development of a specific project undergoing due diligence is no longer probable, we immediately expense all related capitalized pre-development costs not considered recoverable. During 2008 and 2007, we expensed pre-development costs of $15.5 million and $5.3 million, respectively, recorded in other expenses in the accompanying Consolidated Statements of Operations. As a result of the economic downturn primarily during the month of December 2008, we evaluated our pre-development costs and determined that certain projects were no longer likely to be executed; therefore, we expensed those costs resulting in significantly higher expensed amounts in 2008 than in 2007. In accordance with SFAS No. 34, "Capitalization of Interest Cost" ("Statement 34"), interest costs are capitalized into each development project based on applying our weighted average borrowing rate to that portion of the actual development costs expended. We cease interest cost capitalization when the property is no longer being developed or is available for occupancy upon substantial completion of tenant improvements, but in no event would we capitalize interest on the project beyond 12 months after substantial completion of the building shell. During 2008 we capitalized interest of $36.5 million on our development projects. We have a large staff of employees (the "Investment Group") who support our development program. All direct internal costs attributable to these development activities are capitalized as part of each development project. During 2008 and 2007, we capitalized $27.8 million and $39.0 million, respectively, of direct costs incurred by the Investment Group. The capitalization of costs is directly related to the actual level of development activity occurring. As a result of the current economic downturn, development activity slowed during 2008 resulting in a reduction in capitalized costs which increased general and administrative expenses. Also, if accounting standards issued in the future were to limit the amount of internal costs that may be capitalized we could incur a significant increase in our operating expenses and a reduction in net income.

Real Estate Acquisitions – Upon acquisition of operating real estate properties, we estimate the fair value of acquired tangible assets (consisting of land, building and improvements), and identified intangible assets and liabilities (consisting of above- and below-market leases, in-place leases and tenant relationships) and assumed debt in accordance with SFAS No. 141, "Business Combinations" ("Statement 141"). Based on these estimates, we allocate the purchase price to the applicable assets acquired and liabilities assumed. We utilize methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. We evaluate the useful lives of amortizable intangible assets each reporting period and account for any changes in estimated useful lives over the revised remaining useful life.

Valuation of Real Estate Investments – Our long-lived assets, primarily real estate held for investment, are carried at cost unless circumstances indicate that the carrying value of the assets may not be recoverable. We review long-lived assets for impairment whenever events or changes in circumstances indicate such an evaluation is warranted. The review involves a number of assumptions and estimates used to determine whether impairment exists and if so, to what extent. Depending on the asset, we use varying methods to determine fair value of the asset. If we determine that the carrying amount of a property is not recoverable and exceeds its fair value, we will write down the asset to fair value. For properties to be "held and used" for long term investment we estimate undiscounted future cash flows over the expected investment term including the estimated future value of the asset upon sale at the end of the investment period. Future value is generally determined by applying a market-based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If after applying this method a property is determined to be impaired, we determine the provision for impairment based upon applying a market capitalization rate to current estimated net operating income as if the sale were to occur immediately. For properties "held for sale", we estimate current resale values by market through appraisal information and other market data less expected costs to sell. In accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"), a loss in value of an investment under the equity method of accounting, which is other than a temporary decline, must be recognized. In the case of our investments in unconsolidated real estate partnerships, we calculate the present value of our investment by discounting estimated future cash flows over the expected term of investment. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which we operate, tenant credit quality, and demand for new retail stores. The significant economic downturn that began during the fourth quarter of 2008 and the corresponding rise in capitalization rates caused us to evaluate our properties for impairment including our investments in unconsolidated real estate partnerships. As a result of our analysis, we recorded an additional $33.1 million provision for impairment during the three months ended December 31, 2008 in addition to the $1.8 million recorded through September 30, 2008. In summary, during the year we recorded $20.6 million related to eight shopping centers, $7.2 million related to several land parcels, $6.0 million related to our investment in two partnerships, and $1.1 million related to a note receivable. If capitalization rates continue to rise in the future, or if a property categorized as "held and used" were changed to "held for sale", we could record additional impairments in subsequent periods.

Discontinued Operations – The application of current accounting principles that govern the classification of any of our properties as held-for-sale on the balance sheet, or the presentation of results of operations and gains on the sale of these properties as discontinued, requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth by SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" ("Statement 144"), we make a determination as to the point in time whether it is probable that a sale will be consummated. Given the nature of real estate sales contracts, it is not unusual for such contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in Statement 144. In order to determine if the results of operations and gain on sale should be reflected as discontinued operations, prior to the sale, we evaluate the extent of involvement and significance of cash flows the sale will have with a property after the sale. Consistent with Statement 144, any property sold in which we have significant continuing involvement or cash flows (most often sales to co-investment partnerships in which we continue to manage the property) is not considered to be discontinued. In addition, any property which we sell to an unrelated third party, but which we retain a property management function, is not considered discontinued. Therefore, based on our evaluation of Statement 144 and in accordance with EITF 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"), only properties sold, or to be sold, to unrelated third parties, where we will have no significant continuing involvement or significant cash flows are classified as discontinued. In accordance with EITF 87-24 "Allocation of Interest to Discontinued Operations" ("EITF 87-24"), its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of these properties as discontinued operations. When we sell operating properties to our joint ventures or to third parties, and will have continuing involvement, the operations and gains on sales are included in income from continuing operations.

Investments in Real Estate Partnerships – In addition to owning real estate directly, we invest in real estate through our co-investment partnerships. Joint venturing provides us with a capital source to acquire real estate, and to earn our pro-rata share of the net income or loss from the co-investment partnerships in addition to fees for services. As asset and property manager, we conduct the business of the Unconsolidated Properties held in the co-investment partnerships in the same way that we conduct the business of the Consolidated Properties that are wholly-owned; therefore, the Critical Accounting Policies as described are also applicable to our investments in the co-investment partnerships. We account for all investments in which we do not have a controlling financial ownership interest using the equity method. We have determined that these investments are not variable interest entities as defined in FIN 46(R) and do not require consolidation under EITF 04-5 or SOP 78-9, and therefore, are subject to the voting interest model in determining our basis of accounting. Decisions, including property acquisitions and dispositions, financings, certain leasing arrangements, annual budgets and dissolution of the ventures are subject to the approval of all partners, or in the case of the Fund, its advisory committee.

Income Tax Status – The prevailing assumption underlying the operation of our business is that we will continue to operate in order to qualify as a REIT, as defined under the Internal Revenue Code (the "Code"). We are required to meet certain income and asset tests on a periodic basis to ensure that we continue to qualify as a REIT. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. We evaluate the transactions that we enter into and determine their impact on our REIT status. Determining our taxable income, calculating distributions, and evaluating transactions requires us to make certain judgments and estimates as to the positions we take in our interpretation of the Code. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, our positions are subject to change at a later date upon final determination by the taxing authorities, however, we reassess such positions at each reporting period.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3 "Determination of the Useful Life of Intangible Assets" ("FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The impact of adopting this statement is not considered to be material.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("Statement 161"). This Statement amends Statement 133 and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the impact of adopting this statement although the impact is not considered to be material as only further disclosure is required.

In February 2008, the FASB amended Statement 157 with FSP FAS 157-2 "Effective Date of FASB Statement No. 157" (FSP FAS 157-2) to delay the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities to be effective for financial statements issued for fiscal years beginning after November 15, 2008. We do not believe the adoption of FSP FAS 157-2 for our nonfinancial assets and liabilities will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements" ("Statement 160"). This Statement, among other things, establishes accounting and reporting standards for a parent company's ownership interest in a subsidiary (previously referred to as a minority interest). This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. Once adopted, we will report minority interest as a component of equity in our Consolidated Balance Sheets.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" ("Statement 141(R)"). This Statement, among other things, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements of the acquirer to enable users of the financial statements to evaluate the effect of the business combination. This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. The impact on our financial statements and the financial statements of our co-investment partnerships will be reflected at the time of any acquisition after the implementation date that meets the requirements above.

RESULTS FROM OPERATIONS – 2008 VS. 2007

Comparison of the years ended December 31, 2008 to 2007:

At December 31, 2008, on a Combined Basis, we were operating or developing 440 shopping centers, as compared to 451 shopping centers at December 31, 2007. We identify our shopping centers as either properties in development or operating properties. Properties in development are defined as properties that are in the construction or initial lease-up process and have not reached their initial full occupancy (reaching full occupancy generally means achieving at least 95% leased and rent paying on newly constructed or renovated GLA). At December 31, 2008, on a Combined Basis, we were developing 45 properties, as compared to 49 properties at December 31, 2007.

Our revenues increased by $56.8 million, or 13.0% to $493.4 million in 2008 as summarized in the following table (in thousands):

	2008	2007	CHANGE
Minimum rent	**$334,332**	308,720	25,612
Percentage rent	**4,260**	4,661	(401)
Recoveries from tenants and other income	**98,797**	90,137	8,660
Management, acquisition, and other fees	**56,032**	33,064	22,968
Total revenues	**$493,421**	436,582	56,839

The increase in revenues was primarily related to higher minimum rent from (i) growth in rental rates from the renewal of expiring leases or re-leasing vacant space in the operating properties, (ii) minimum rent generated from shopping center acquisitions in 2007, and (iii) recently completed shopping center developments commencing operations in the current year. In addition to collecting minimum rent from our tenants, we also collect percentage rent based upon their sales volumes. Recoveries from tenants represent reimbursements from tenants for their pro-rata share of the operating, maintenance, and real estate tax expenses that we incur to operate our shopping centers. Recoveries increased as a result of an increase in our operating expenses.

We earn fees, at market-based rates, for asset management, property management, leasing, acquisition, and financing services that we provide to our co-investment partnerships and third parties summarized as follows (in thousands):

	2008	2007	CHANGE
Asset management fees	**$11,673**	11,021	652
Property management fees	**16,132**	13,865	2,267
Leasing commissions	**2,363**	2,319	44
Acquisition and financing fees	**5,455**	5,055	400
Portfolio Incentive Return Fee	**19,700**	–	19,700
Other third party fees	**709**	804	(95)
	$56,032	33,064	22,968

The increase in management, acquisition, and other fees is primarily related to the recognition of a $19.7 million Portfolio Incentive Return fee in December 2008. The fee was earned by the Company based upon Columbia outperforming the NCREIF index since the inception of the partnership and a cumulative hurdle rate outlined in the partnership agreement. Asset and property management fees increased during 2008 as a result of providing those management services to MCWR-DESCO, a joint venture formed in 2007.

Our operating expenses increased by $29.2 million, or 11.8%, to $277.1 million in 2008 related to increased operating and maintenance costs and depreciation expense as further described below. The following table summarizes our operating expenses (in thousands):

	2008	2007	CHANGE
Operating, maintenance and real estate taxes	**$108,006**	97,635	10,371
Depreciation and amortization	**104,739**	89,539	15,200
General and administrative	**49,495**	50,580	(1,085)
Other expenses, net	**14,824**	10,081	4,743
Total operating expenses	**$277,064**	247,835	29,229

The increase in depreciation and amortization expense is primarily related to acquisitions in 2007 and recently completed developments commencing operations in the current year. The increase in operating, maintenance, and real estate taxes was primarily due to acquisitions in 2007, recently completed developments commencing operations in the current year, and to general increases in expenses incurred by the operating properties. On average, approximately 79% of these costs are recovered from our tenants through recoveries included in our revenues. General and administrative expense declined as a result of reducing incentive compensation directly tied to performance targets associated with reductions in new development and reduced earnings metrics, both of which have been directly impacted by the current economic downturn. During 2008, we also recorded restructuring charges of $2.4 million for employee severance and benefits related to employee reductions across various functional areas in general and administrative expense. The increase in other expenses is related to expensing more pre-development costs in 2008 than in 2007 directly related to a slowing development program in the current economic environment.

The following table presents the change in interest expense from 2008 to 2007 (in thousands):

	2008	2007	CHANGE
Interest on Unsecured credit facilities	**$ 12,655**	10,117	2,538
Interest on notes payable	**121,335**	110,775	10,560
Capitalized interest	**(36,510)**	(35,424)	(1,086)
Interest income	**(4,696)**	(3,079)	(1,617)
	$ 92,784	82,389	10,395

Interest on Unsecured credit facilities increased during 2008 by $2.5 million due to the increase in the outstanding balance under the Unsecured credit facilities. Interest expense on notes payable increased during 2008 by $10.6 million due to higher outstanding debt balances including the issuance of $400.0 million of unsecured debt in September 2007, the acquisition of shopping centers in 2007, and the mortgage debt placed on a consolidated joint venture in 2008. The higher development project costs also resulted in an increase in capitalized interest.

Gains on sale of real estate included in continuing operations were $20.3 million in 2008 as compared to $52.2 million in 2007. Included in 2008 gains are a $5.3 million gain from the sale of 12 out-parcels for net proceeds of $38.2 million, a $1.2 million gain recognized on two out-parcels originally deferred at the time of sale, and a $13.8 million gain (net of the greater of our ownership interest or the gain deferral under the Restricted Gain Method described in our Critical Accounting Policies) from the sale of four properties in development to joint ventures for net proceeds of $110.5 million. Included in 2007 gains are a $7.2 million gain from the sale of 27 out-parcels for net proceeds of $55.9 million, a $40.9 million gain from the sale of five properties in development to the Fund for net proceeds of $102.8 million, a $2.2 million gain related to the partial sale of our interest in the Fund, and a $1.9 million gain from our share of a contractual earn out payment related to a property previously sold to a joint venture. There were no property sales to DIK-JV's in 2007.

During 2008, we established a provision for impairment of approximately $34.9 million as described above in our Critical Accounting Policies under Valuations of Real Estate. Included in the provision is $27.8 million for estimated impairment losses on eight operating properties, one large parcel of land held for future development, along with several smaller land out-parcels; $6.0 million on two of our investments in real estate partnerships; and $1.1 million related to a note receivable.

Our equity in income (loss) of investments in real estate partnerships decreased $12.8 million during 2008 as follows (in thousands):

	OWNERSHIP	2008	2007	CHANGE
Macquarie CountryWide-Regency (MCWR I)	25.00%	**$ 488**	9,871	(9,383)
Macquarie CountryWide Direct (MCWR I)	25.00%	**697**	457	240
Macquarie CountryWide-Regency II (MCWR II)	24.95%	**(672)**	(3,236)	2,564
Macquarie CountryWide-Regency III (MCWR III)	24.95%	**203**	67	136
Macquarie CountryWide-Regency-DESCO (MCWR-DESCO)	16.35%	**(823)**	(465)	(358)
Columbia Regency Retail Partners (Columbia)	20.00%	**2,105**	2,440	(335)
Columbia Regency Partners II (Columbia II)	20.00%	**169**	189	(20)
Cameron Village LLC (Cameron)	30.00%	**(65)**	(74)	9
RegCal, LLC (RegCal)	25.00%	**1,678**	662	1,016
Regency Retail Partners (the Fund)	20.00%	**(233)**	326	(559)
Other investments in real estate partnerships	50.00%	**1,745**	7,856	(6,111)
Total		**$5,292**	18,093	(12,801)

The decrease in our equity in income (loss) of investments in real estate partnerships is primarily related to higher gains recorded in 2007 from the sale of shopping centers sold by MCWR I, as well as, the sale of a shopping center owned by a joint venture classified above in other investments in real estate partnerships.

Income from discontinued operations was $27.0 million for the year ended December 31, 2008 related to the sale of seven properties in development and three operating properties sold to unrelated parties for net proceeds of $86.2 million, including the operations of shopping centers sold or classified as held-for-sale in 2008. Income from discontinued operations was $33.1 million for the year ended December 31, 2007 related to the sale of four properties in development and three operating properties to unrelated parties for net proceeds of $112.3 million and including the operations of shopping centers sold or classified as held-for-sale in 2008 and 2007. In compliance with Statement 144, if we sell a property or classify a property as held-for-sale, we are required to reclassify its operations into discontinued operations for all prior periods which results in a reclassification of amounts previously reported as continuing operations into discontinued operations. Our income from discontinued operations is shown net of minority interest of exchangeable operating partnership units of approximately $180,000 and $268,000 for the years ended December 31, 2008 and 2007, respectively and income taxes of $2.0 million for the year ended December 31, 2007.

Net income for common stockholders for the year ended decreased $67.5 million to $116.5 million in 2008 as compared with $184.0 million in 2007 primarily related to lower gains recognized from the sale of real estate and the provision for impairment recorded in 2008 as discussed previously. Diluted earnings per share was $1.66 in 2008 as compared to $2.65 in 2007 or 37.4% lower.

RESULTS FROM OPERATIONS – 2007 VS. 2006

Comparison of the years ended December 31, 2007 to 2006:
Our revenues increased by $32.5 million, or 8.1% to $436.6 million in 2007 as summarized in the following table (in thousands):

	2007	2006	CHANGE
Minimum rent	$308,720	284,751	23,969
Percentage rent	4,661	4,430	231
Recoveries from tenants and other income	90,137	83,048	7,089
Management, acquisition, and other fees	33,064	31,805	1,259
Total revenues	$436,582	404,034	32,548

The increase in revenues was primarily related to higher minimum rent from (i) growth in rental rates from the renewal of expiring leases or re-leasing vacant space in the operating properties, (ii) minimum rent generated from shopping center acquisitions, and (iii) recently completed shopping center developments commencing operations in the current year. In addition to collecting minimum rent from our tenants, we also collect percentage rent based upon their sales volumes. Recoveries increased as a result of an increase in our operating expenses.

We earn fees, at market-based rates, for asset management, property management, leasing, acquisition and financing services that we provide to our co-investment partnerships and third parties summarized as follows (in thousands):

	2007	2006	CHANGE
Asset management fees	$11,021	5,977	5,044
Property management fees	13,865	11,041	2,824
Leasing commissions	2,319	2,210	109
Acquisition and financing fees	5,055	11,683	(6,628)
Other third party fees	804	894	(90)
	$33,064	31,805	1,259

Asset management fees were higher in 2007 because the agreement to provide asset management services to MCWR II did not commence until December 2006; and the closing and related commencement of the agreements with the Fund did not occur until December 2006. Property management fees increased in 2007 as a result of providing property management services to MCWR-DESCO and the Fund. Acquisition and financing fees earned in 2007 include a $3.2 million acquisition fee from MCWR-DESCO related to the acquisition of 32 retail centers described above. Acquisition and financing fees earned in 2006 include fees earned as part of the acquisition of the First Washington portfolio by MCWR II.

Our operating expenses increased by $16.0 million, or 6.9%, to $247.8 million in 2007 related to increased operating and maintenance costs, general and administrative costs, and depreciation expense, as further described below. The following table summarizes our operating expenses (in thousands):

	2007	2006	CHANGE
Operating, maintenance and real estate taxes	$ 97,635	89,406	8,229
Depreciation and amortization	89,539	81,028	8,511
General and administrative	50,580	45,495	5,085
Other expenses, net	10,081	15,928	(5,847)
Total operating expenses	$247,835	231,857	15,978

The increase in operating, maintenance, and real estate taxes was primarily due to acquisitions and completed developments commencing operations in 2007, and to general increases in expenses incurred by the operating properties. On average, approximately 79% of these costs are recovered from our tenants through recoveries included in our revenues. The increase in general and administrative expense was related to annual salary increases and higher costs associated with incentive compensation, in addition to, increased staffing and recruiting costs to manage the growth in our shopping center development program. The increase in depreciation and amortization expense was primarily related to acquisitions and recently completed developments commencing operations in 2007, net of properties sold. The decrease in other expenses was related to lower income tax expense incurred by Regency Realty Group, Inc. ("RRG"), our taxable REIT subsidiary. RRG is subject to federal and state income taxes and files separate tax returns.

The following table presents the change in interest expense from 2007 to 2006 (in thousands):

	2007	2006	CHANGE
Interest on Unsecured credit facilities	$ 10,117	7,557	2,560
Interest on notes payable	110,775	99,975	10,800
Capitalized interest	(35,424)	(23,952)	(11,472)
Interest income	(3,079)	(4,232)	1,153
	$ 82,389	79,348	3,041

Interest expense on the Unsecured credit facilities and notes payable increased during 2007 by $13.4 million due to higher outstanding debt balances including the issuance of $400.0 million of unsecured debt in June 2007, increased development activity and the acquisition of shopping centers. The higher development project costs also resulted in an increase in capitalized interest.

Gains from the sale of real estate included in continuing operations were $52.2 million in 2007 as compared to $65.6 million in 2006. Included in 2007 gains are a $7.2 million gain from the sale of 27 out-parcels for net proceeds of $55.9 million, a $40.9 million gain from the sale of five properties in development to the Fund for net proceeds of $102.8 million, a $2.2 million gain related to the partial sale of our ownership interest in the Fund, and a $1.9 million gain from our share of a contractual earn out payment related to a property previously sold to a joint venture. Included in 2006 gains are a $20.2 million gain from the sale of 30 out-parcels for net proceeds of $53.5 million, a $35.9 million gain from the sale of six shopping centers to co-investment partnerships for net proceeds of $122.7 million; as well as a $9.5 million gain related to the partial sale of our ownership interest in MCWR II. There were no sales to DIK-JV's in 2007 or 2006.

Our equity in income (loss) of investments in real estate partnerships increased approximately $15.5 million during 2007 as follows (in thousands):

	OWNERSHIP	2007	2006	CHANGE
Macquarie CountryWide-Regency (MCWR I)	25.00%	$ 9,871	4,747	5,124
Macquarie CountryWide Direct (MCWR I)	25.00%	457	615	(158)
Macquarie CountryWide-Regency II (MCWR II)	24.95%	(3,236)	(7,005)	3,769
Macquarie CountryWide-Regency III (MCWR III)	24.95%	67	(38)	105
Macquarie CountryWide-Regency-DESCO (MCWR-DESCO)	16.35%	(465)	–	(465)
Columbia Regency Retail Partners (Columbia)	20.00%	2,440	2,350	90
Columbia Regency Partners II (Columbia II)	20.00%	189	62	127
Cameron Village LLC (Cameron)	30.00%	(74)	(119)	45
RegCal, LLC (RegCal)	25.00%	662	517	145
Regency Retail Partners (the Fund)	20.00%	326	7	319
Other investments in real estate partnerships	50.00%	7,856	1,444	6,412
Total		$18,093	2,580	15,513

The increase in our equity in income (loss) of investments in real estate partnerships is primarily related to growth in rental income generally realized in all of the joint venture portfolios and higher gains from the sale of shopping centers sold by MCWR I, as well as, the sale of a shopping center owned by a joint venture classified above in Other investments.

Income from discontinued operations was $33.1 million for the year ended December 31, 2007 related to the sale of four development properties and three operating properties to unrelated parties for net proceeds of $112.3 million, and including the operations of shopping centers sold or classified as held-for-sale in 2008 and 2007. Income from discontinued operations was $68.1 million for the year ended December 31, 2006 related to the sale of three development properties and eight operating properties to unrelated parties for net proceeds of $149.6 million, and including the operations of shopping centers sold or classified as held-for-sale in 2008, 2007, and 2006. In compliance with Statement 144, if we sell an asset in the current year, we are required to reclassify its operations into discontinued operations for all prior periods. This practice results in a reclassification of amounts previously reported as continuing operations into discontinued operations. Our income from discontinued operations is shown net of minority interest of exchangeable operating partnership units totaling approximately $268,000 and $896,000 for the years ended December 31, 2007 and 2006, respectively, and income taxes totaling $2.0 million for the year ended December 31, 2007.

Net income for common stockholders decreased $14.8 million to $184.0 million in 2007 as compared with $198.8 million in 2006 primarily related to lower gains recognized from the sale of 15 properties as compared to 22 in 2006.
Diluted earnings per share was $2.65 in 2007 as compared to $2.89 in 2006 or 8.3% lower.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental laws and regulations as they apply to our shopping centers pertaining to chemicals used by the dry cleaning industry, the existence of asbestos in older shopping centers, and underground petroleum storage tanks. We believe that the tenants who currently operate dry cleaning plants or gas stations do so in accordance with current laws and regulations. Generally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers or convert them to non-chlorinated solvent systems. Where available, we have applied and been accepted into state-sponsored environmental programs. We have a blanket environmental insurance policy that covers us against third-party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. We have also placed environmental insurance, where possible, on specific properties with known contamination, in order to mitigate our environmental risk. We monitor the shopping centers containing environmental issues and in certain cases voluntarily remediate the sites. We also have legal obligations to remediate certain sites and we are in the process of doing so. We estimate the cost associated with these legal obligations to be approximately $3.2 million, all of which has been reserved. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity, or operations; however, we can give no assurance that existing environmental studies with respect to our shopping centers have revealed all potential environmental liabilities; that any previous owner, occupant or tenant did not create any material environmental condition not known to us; that the current environmental condition of the shopping centers will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; or that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to us.

INFLATION

Inflation has been historically low and has had a minimal impact on the operating performance of our shopping centers; however, more recent data suggests inflation has been increasing and may become a greater concern in the current economy. Substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive percentage rent based on tenants' gross sales, which generally increase as prices rise; and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. In addition, many of our leases are for terms of less than ten years, which permits us to seek increased rents upon re-rental at market rates. Most of our leases require tenants to pay their pro-rata share of operating expenses, including common-area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

We are exposed to two significant components of interest rate risk. Our Line has a variable interest rate that is based upon LIBOR plus a spread of 40 basis points and the term loan within our Term Facility has a variable interest rate based upon LIBOR plus a spread of 105 basis points. LIBOR rates charged on our Unsecured credit facilities change monthly. Based upon the current balance of our Unsecured credit facilities, a 1% increase in LIBOR would equate to an additional $3.0 million of interest costs per year. The spread on the Unsecured credit facilities is dependent upon maintaining specific credit ratings. If our credit ratings were downgraded, the spread on the Unsecured credit facilities would increase, resulting in higher interest costs. We are also exposed to higher interest rates when we refinance our existing long-term fixed rate debt. The objective of our interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we borrow primarily at fixed interest rates and may enter into derivative financial instruments such as interest rate swaps, caps, or treasury locks in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes.

We have $428.3 million of fixed rate debt maturing in 2010 and 2011 that have a weighted average fixed interest rate of 8.07%, which includes $400.0 million of unsecured long-term debt. During 2006 we entered into four forward-starting interest rate swaps (the "Swaps") totaling $396.7 million with fixed rates of 5.399%, 5.415%, 5.399%, and 5.415%. We designated these Swaps as cash flow hedges to fix the future interest rates on $400.0 million of the financing expected to occur in 2010 and 2011. As a result of a decline in 10 year Treasury interest rates since the inception of the Swaps, the fair value of the Swaps as of December 31, 2008 is reflected as a liability of $83.7 million in our accompanying consolidated balance sheet. It remains highly probable that the forecasted transactions will occur as projected at the inception of the Swaps and therefore, the change in fair value of the Swaps is reflected in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. To the extent that future 10-year Treasury rates (at the future settlement dates) are higher than current rates, this liability will decline. If a liability exists at the dates the Swaps are settled, the liability will be amortized over the term of the respective debt issuances as additional interest expense in addition to the stated interest rates on the new issuances. In the case of $196.7 million of the Swaps, we continue to expect to issue new secured or unsecured debt for a term of 7 to 12 years during the period between June 30, 2009 and June 30, 2010. In the case of $200.0 million of the Swaps, we continue to expect to issue new debt for a term of 7 to 12 years during the period between March 30, 2010 and March 30, 2011. We continuously monitor the capital markets and evaluate our ability to issue new debt to repay maturing debt or fund our commitments. Based upon the current capital markets, our current credit ratings, and the number of high quality, unencumbered properties that we own which could collateralize borrowings, we expect that we will successfully issue new secured or unsecured debt to fund our obligations. However, in the current environment, we expect interest rates on new issuances to be significantly higher than on historical issuances. An increase of 1.0% in the interest rate of new debt issues above that of maturing debt would result in additional annual interest expense of $4.3 million in addition to the impact of the annual amortization that would be incurred as a result of settling the Swaps.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal cash flows (in thousands), weighted average interest rates of remaining debt, and the fair value of total debt (in thousands) as of December 31, 2008, by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes. Although the average interest rate for variable rate debt is included in the table, those rates represent rates that existed at December 31, 2008 and are subject to change on a monthly basis.

The table incorporates only those exposures that exist as of December 31, 2008 and does not consider those exposures or positions that could arise after that date. Since firm commitments are not presented, the table has limited predictive value. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at that time, and actual interest rates.

	2009	2010	2011	2012	2013	THEREAFTER	TOTAL	FAIR VALUE
Fixed rate debt	$57,780	181,923	256,020	255,027	21,065	1,064,056	1,835,871	1,043,017
Average interest rate for all fixed rate debt(a)	6.36%	6.14%	5.81%	5.59%	5.56%	5.65%	–	–
Variable rate LIBOR debt	$ 5,129	–	297,667	–	–	–	302,796	285,920
Average interest rate for all variable rate debt(a)	1.34%	1.34%	–	–	–	–	–	–

(a) Average interest rates at the end of each year presented.

The fair value of total debt in the table above is $1.3 billion versus the face value of $2.1 billion, which suggests that as new debt is issued in the future to repay maturing debt, the cost of new debt issuances will be higher than the current cost of existing debt.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Regency Centers Corporation:

We have audited the accompanying consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regency Centers Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Regency Centers Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

March 17, 2009
Jacksonville, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Regency Centers Corporation:

We have audited Regency Centers Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Regency Centers Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Regency Centers Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Regency Centers Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 17, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

March 17, 2009
Jacksonville, Florida
Certified Public Accountants

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(in thousands, except share data)	2008	2007
		(as restated)
Assets		
Real estate investments at cost (notes 3, 4, 5, and 15):		
Land	**$ 923,062**	968,859
Buildings and improvements	**1,974,093**	2,090,497
	2,897,155	3,059,356
Less: accumulated depreciation	**554,595**	497,498
	2,342,560	2,561,858
Properties in development	**1,078,885**	905,929
Operating properties held for sale, net	**66,447**	–
Investments in real estate partnerships	**383,408**	401,906
Net real estate investments	**3,871,300**	3,869,693
Cash and cash equivalents	**21,533**	18,668
Notes receivable (note 6)	**31,438**	44,543
Tenant receivables, net of allowance for uncollectible accounts of $1,593 and $2,482 at December 31, 2008 and 2007, respectively	**84,096**	75,441
Other receivables (note 5)	**19,700**	–
Deferred costs, less accumulated amortization of $51,549 and $43,470 at December 31, 2008 and 2007, respectively	**57,477**	52,784
Acquired lease intangible assets, less accumulated amortization of $11,204 and $7,362 at December 31, 2008 and 2007, respectively (note 7)	**12,903**	17,228
Other assets	**43,928**	36,416
Total assets	**$4,142,375**	4,114,773
Liabilities, Minority Interests, and Stockholders' Equity		
Liabilities:		
Notes payable (note 9)	**$1,837,904**	1,799,975
Unsecured credit facilities (note 9)	**297,667**	208,000
Accounts payable and other liabilities	**141,395**	154,643
Derivative instruments, at fair value (notes 10 and 11)	**83,691**	9,836
Acquired lease intangible liabilities, less accumulated accretion of $8,829 and $6,371 at December 31, 2008 and 2007, respectively (note 7)	**7,865**	10,354
Tenants' security and escrow deposits	**11,571**	11,436
Total liabilities	**2,380,093**	2,194,244
Minority interests:		
Preferred units (note 12)	**49,158**	49,158
Exchangeable operating partnership units, aggregate redemption value of $21,865 and $30,543 at December 31, 2008 and 2007, respectively (note 11)	**9,059**	10,212
Limited partners' interest in consolidated partnerships	**7,980**	18,392
Total minority interests	**66,197**	77,762
Commitments and contingencies (notes 15 and 16)		
Stockholders' equity (notes 10, 12, 13, and 14):		
Preferred stock, $.01 par value per share, 30,000,000 shares authorized; 11,000,000 Series 3-5 shares issued and outstanding at December 31, 2008 with liquidation preferences of $25 per share and 800,000 Series 3 and 4 shares and 3,000,000 Series 5 shares issued and outstanding at December 31, 2007 with liquidation preferences of $250 and $25 per share, respectively	**275,000**	275,000
Common stock $.01 par value per share, 150,000,000 shares authorized; 75,634,881 and 75,168,662 shares issued at December 31, 2008 and 2007, respectively	**756**	752
Treasury stock at cost, 5,598,211 and 5,530,025 shares held at December 31, 2008 and 2007, respectively	**(111,414)**	(111,414)
Additional paid in capital	**1,778,265**	1,766,280
Accumulated other comprehensive loss	**(91,465)**	(18,916)
Distributions in excess of net income	**(155,057)**	(68,935)
Total stockholders' equity	**1,696,085**	1,842,767
Total liabilities, minority interests, and stockholders' equity	**$4,142,375**	4,114,773

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2008, 2007, and 2006

(in thousands, except per share data)	2008	2007	2006
Revenues:			
Minimum rent (note 15)	**$334,332**	308,720	284,751
Percentage rent	**4,260**	4,661	4,430
Recoveries from tenants and other income	**98,797**	90,137	83,048
Management, acquisition, and other fees	**56,032**	33,064	31,805
Total revenues	**493,421**	436,582	404,034
Operating expenses:			
Depreciation and amortization	**104,739**	89,539	81,028
Operating and maintenance	**59,368**	54,232	49,022
General and administrative	**49,495**	50,580	45,495
Real estate taxes	**48,638**	43,403	40,384
Other expenses	**14,824**	10,081	15,928
Total operating expenses	**277,064**	247,835	231,857
Other expense (income):			
Interest expense, net of interest income of $4,696, $3,079 and $4,232 in 2008, 2007 and 2006, respectively	**92,784**	82,389	79,348
Gain on sale of operating properties and properties in development	**(20,346)**	(52,215)	(65,600)
Provision for impairment	**34,855**	–	–
Total other expense (income)	**107,293**	30,174	13,748
Income before minority interests and equity in income of investments in real estate partnerships	**109,064**	158,573	158,429
Minority interest of preferred units	**(3,725)**	(3,725)	(3,725)
Minority interest of exchangeable operating partnership units	**(726)**	(1,382)	(1,980)
Minority interest of limited partners	**(701)**	(990)	(4,863)
Equity in income of investments in real estate partnerships (note 5)	**5,292**	18,093	2,580
Income from continuing operations	**109,204**	170,569	150,441
Discontinued operations, net (note 4):			
Operating income from discontinued operations	**9,603**	7,797	9,703
Gain on sale of operating properties and properties in development	**17,381**	25,285	58,367
Income from discontinued operations	**26,984**	33,082	68,070
Net income	**136,188**	203,651	218,511
Preferred stock dividends	**(19,675)**	(19,675)	(19,675)
Net income for common stockholders	**$116,513**	183,976	198,836
Income per common share – basic (note 14):			
Continuing operations	**$ 1.28**	2.18	1.91
Discontinued operations	**0.38**	0.47	1.00
Net income for common stockholders per share	**$ 1.66**	2.65	2.91
Income per common share – diluted (note 14):			
Continuing operations	**$ 1.28**	2.18	1.90
Discontinued operations	**0.38**	0.47	0.99
Net income for common stockholders per share	**$ 1.66**	2.65	2.89

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2008, 2007, and 2006

(in thousands, except per share data)	PREFERRED STOCK	COMMON STOCK	TREASURY STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	DISTRIBUTIONS IN EXCESS OF NET INCOME	TOTAL STOCKHOLDERS' EQUITY
Balance at December 31, 2005, as previously reported	$275,000	733	(111,414)	1,713,620	(11,692)	(77,422)	1,788,825
Restatement adjustments (note 2)	–	–	–	–	–	(27,619)	(27,619)
Balance at December 31, 2005, as restated	$275,000	733	(111,414)	1,713,620	(11,692)	(105,041)	1,761,206
Comprehensive Income (note 10):							
Net income	–	–	–	–	–	218,511	218,511
Amortization of loss on derivative instruments	–	–	–	–	1,306	–	1,306
Change in fair value of derivative instruments	–	–	–	–	(2,931)	–	(2,931)
Total comprehensive income							216,886
Restricted stock issued, net of amortization (note 13)	–	3	–	16,581	–	–	16,584
Common stock redeemed for taxes withheld for stock based compensation, net	–	3	–	1,169	–	–	1,172
Tax benefit for issuance of stock options	–	–	–	1,624	–	–	1,624
Common stock issued for partnership units exchanged	–	5	–	21,490	–	–	21,495
Reallocation of minority interest	–	–	–	(10,283)	–	–	(10,283)
Cash dividends declared:							
Preferred stock	–	–	–	–	–	(19,675)	(19,675)
Common stock ($2.38 per share)	–	–	–	–	–	(163,311)	(163,311)
Balance at December 31, 2006, as restated	$275,000	744	(111,414)	1,744,201	(13,317)	(69,516)	1,825,698
Comprehensive Income (note 10):							
Net income	–	–	–	–	–	203,651	203,651
Amortization of loss on derivative instruments	–	–	–	–	1,306	–	1,306
Change in fair value of derivative instruments	–	–	–	–	(6,905)	–	(6,905)
Total comprehensive income							198,052
Restricted stock issued, net of amortization (note 13)	–	2	–	17,723	–	–	17,725
Common stock redeemed for taxes withheld for stock based compensation, net	–	3	–	(3,738)	–	–	(3,735)
Tax benefit for issuance of stock options	–	–	–	1,909	–	–	1,909
Common stock issued for partnership units exchanged	–	3	–	8,604	–	–	8,607
Reallocation of minority interest	–	–	–	(2,419)	–	–	(2,419)
Cash dividends declared:							
Preferred stock	–	–	–	–	–	(19,675)	(19,675)
Common stock ($2.64 per share)	–	–	–	–	–	(183,395)	(183,395)
Balance at December 31, 2007, as restated	$275,000	752	(111,414)	1,766,280	(18,916)	(68,935)	1,842,767
Comprehensive Income (note 10):							
Net income	–	–	–	–	–	136,188	136,188
Amortization of loss on derivative instruments	–	–	–	–	1,306	–	1,306
Change in fair value of derivative instruments	–	–	–	–	(73,855)	–	(73,855)
Total comprehensive income							63,639
Restricted stock issued, net of amortization (note 13)	–	3	–	8,190	–	–	8,193
Common stock redeemed for taxes withheld for stock based compensation, net	–	1	–	814	–	–	815
Tax benefit for issuance of stock options	–	–	–	2,285	–	–	2,285
Common stock issued for partnership units exchanged	–	–	–	232	–	–	232
Reallocation of minority interest	–	–	–	464	–	–	464
Cash dividends declared:							
Preferred stock	–	–	–	–	–	(19,675)	(19,675)
Common stock ($2.90 per share)	–	–	–	–	–	(202,635)	(202,635)
Balance at December 31, 2008	**$275,000**	**756**	**(111,414)**	**1,778,265**	**(91,465)**	**(155,057)**	**1,696,085**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2007, and 2006

(in thousands)	2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 136,188**	203,651	218,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**107,846**	93,508	87,413
Deferred loan cost and debt premium amortization	**4,287**	3,249	4,411
Above and below market lease intangibles amortization and accretion	**(2,376)**	(1,926)	(1,387)
Stock-based compensation, net of capitalization	**5,950**	11,572	11,096
Minority interest of preferred units	**3,725**	3,725	3,725
Minority interest of exchangeable operating partnership units	**907**	1,650	2,876
Minority interest of limited partners	**701**	990	4,863
Equity in income of investments in real estate partnerships	**(5,292)**	(18,093)	(2,580)
Net gain on sale of properties	**(37,843)**	(79,627)	(124,781)
Provision for impairment	**34,855**	–	500
Distribution of earnings from operations of investments in real estate partnerships	**30,730**	30,547	28,788
Changes in assets and liabilities:			
Tenant receivables	**(28,833)**	(10,040)	(10,284)
Deferred leasing costs	**(6,734)**	(8,126)	(5,587)
Other assets	**(12,839)**	(15,861)	(3,508)
Accounts payable and other liabilities	**(12,423)**	2,101	(2,638)
Tenants' security and escrow deposits	**320**	847	241
Net cash provided by operating activities	**219,169**	218,167	211,659
Cash flows from investing activities:			
Acquisition of operating real estate	**–**	(63,117)	(19,337)
Development of real estate including acquisition of land	**(388,783)**	(619,282)	(399,680)
Proceeds from sale of real estate investments	**274,417**	270,981	455,972
Collection of notes receivable	**28,287**	545	14,770
Investments in real estate partnerships	**(48,619)**	(42,660)	(21,790)
Distributions received from investments in real estate partnerships	**28,923**	41,372	13,452
Net cash (used in) provided by investing activities	**(105,775)**	(412,161)	43,387
Cash flows from financing activities:			
Net proceeds from common stock issuance	**1,020**	2,383	5,994
Distributions to limited partners in consolidated partnerships, net	**(14,134)**	(4,632)	(2,619)
Distributions to exchangeable operating partnership unit holders	**(1,363)**	(1,572)	(2,270)
Distributions to preferred unit holders	**(3,725)**	(3,725)	(3,725)
Dividends paid to common stockholders	**(198,165)**	(179,325)	(159,507)
Dividends paid to preferred stockholders	**(19,675)**	(19,675)	(19,675)
Proceeds from issuance of fixed rate unsecured notes	**–**	398,108	–
Proceeds from (repayment of) unsecured credit facilities, net	**89,667**	87,000	(41,000)
Proceeds from notes payable	**62,500**	–	–
Repayment of notes payable	**(19,932)**	(89,719)	(36,131)
Scheduled principal payments	**(4,806)**	(4,545)	(4,516)
Payment of loan costs	**(1,916)**	(5,682)	(9)
Net cash (used in) provided by financing activities	**(110,529)**	178,616	(263,458)
Net increase (decrease) in cash and cash equivalents	**2,865**	(15,378)	(8,412)
Cash and cash equivalents at beginning of the year	**18,668**	34,046	42,458
Cash and cash equivalents at end of the year	**$ 21,533**	18,668	34,046

CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

For the years ended December 31, 2008, 2007, and 2006

(in thousands)	2008	2007	2006
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of capitalized interest of $36,510, $35,424, and $23,952 in 2008, 2007, and 2006, respectively)	**$ 94,632**	82,833	82,285
Supplemental disclosure of non-cash transactions:			
Common stock issued for partnership units exchanged	**$ 232**	8,607	21,495
Mortgage loans assumed for the acquisition of real estate	**$ –**	42,272	44,000
Real estate contributed as investments in real estate partnerships	**$ 6,825**	11,007	15,967
Notes receivable taken in connection with sales of properties in development and out-parcels	**$ 16,294**	25,099	490
Change in fair value of derivative instruments	**$(73,855)**	(6,905)	(2,931)
Common stock issued for dividend reinvestment plan	**$ 4,470**	4,070	3,804
Stock-based compensation capitalized	**$ 3,606**	7,565	6,854

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Principles of Consolidation

General

Regency Centers Corporation ("Regency" or the "Company") began its operations as a Real Estate Investment Trust ("REIT") in 1993 and is the managing general partner of its operating partnership, Regency Centers, L.P. ("RCLP" or the "Partnership"). Regency currently owns approximately 99% of the outstanding common partnership units ("Units") of the Partnership. Regency engages in the ownership, management, leasing, acquisition, and development of retail shopping centers through the Partnership, and has no other assets or liabilities other than through its investment in the Partnership. At December 31, 2008, the Partnership directly owned 224 retail shopping centers and held partial interests in an additional 216 retail shopping centers through investments in real estate partnerships (also referred to as co-investment partnerships or joint ventures).

Estimates, Risks, and Uncertainties

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Regency's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company's financial statements relate to the carrying values of its investments in real estate including its shopping centers, properties in development and its unconsolidated investments in real estate partnerships, tenant receivables, net, and derivative instruments. Each of these items could be significantly affected by the current economic recession.

Because of the adverse conditions that exist in the real estate markets, as well as, the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly. Specifically as it relates to the Company's business, the current economic recession is expected to result in a higher level of retail store closings nationally, which could reduce the demand for leasing space in the Company's shopping centers and result in a decline in occupancy and rental revenues in its real estate portfolio. The lack of available credit in the commercial real estate market is causing a decline in the values of commercial real estate nationally and the Company's ability to sell shopping centers to raise capital. A reduction in the demand for new retail space and capital availability have caused the Company to significantly reduce its new shopping center development program until markets become less volatile.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Partnership, its wholly owned subsidiaries, and joint ventures in which the Partnership has a controlling ownership interest. The equity interests of third parties held in the Partnership or its controlled joint ventures are included under the heading Minority Interests in the Consolidated Balance Sheets as preferred units, exchangeable operating partnership units, or limited partners' interest in consolidated partnerships. All significant inter-company balances and transactions are eliminated in the consolidated financial statements.

Investments in real estate partnerships not controlled by the Company are accounted for under the equity method. The Company has evaluated its investment in the real estate partnerships and has concluded that they are not variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) "Consolidation of Variable Interest Entities" ("FIN 46(R)"). Further, the venture partners in the real estate partnerships have significant ownership rights, including approval over operating budgets and strategic plans, capital spending, sale or financing, and admission of new partners. Upon formation of the investment in real estate partnership, the Company also became the managing member, responsible for the day-to-day operations of the partnership. The Company evaluated its investment in the partnership and concluded that the partner has substantive participating rights and, therefore, the Company has concluded that the equity method of accounting is appropriate for these investments and they do not require consolidation under Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"), or the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" ("SOP 78-9"). Under the equity method of accounting, investments in the real estate partnerships are initially recorded at cost, subsequently increased for additional contributions and allocations of income, and reduced for distributions received and allocations of loss. These investments are included in the consolidated financial statements as investments in real estate partnerships.

Ownership of the Company

Regency has a single class of common stock outstanding and three series of preferred stock outstanding ("Series 3, 4, and 5 Preferred Stock"). The dividends on the Series 3, 4, and 5 Preferred Stock are cumulative and payable in arrears on the last day of each calendar quarter. The Company owns corresponding Series 3, 4, and 5 preferred unit interests ("Series 3, 4, and 5 Preferred Units") in the Partnership that entitle the Company to income and distributions from the Partnership in amounts equal to the dividends paid on the Company's Series 3, 4, and 5 Preferred Stock.

Ownership of the Operating Partnership

The Partnership's capital includes general and limited common Partnership Units, Series 3, 4, and 5 Preferred Units owned by the Company, and Series D Preferred Units owned by institutional investors.

At December 31, 2008, the Company owned approximately 99% or 70,036,670 Partnership Units of the total 70,504,881 Partnership Units outstanding. Each outstanding common Partnership Unit not owned by the Company is exchangeable for one share of Regency common stock or can be redeemed for cash, at the Company's discretion (see Note 1(l)). The Company revalues the minority interest associated with the Partnership Units each quarter to maintain a proportional relationship between the book value of equity associated with common stockholders relative to that of the Partnership Unit holders since both have equivalent rights and the Partnership Units are convertible into shares of common stock on a one-for-one basis.

Net income and distributions of the Partnership are allocable first to the Preferred Units, and the remaining amounts to the general and limited Partnership Units in accordance with their ownership percentage. The Series 3, 4, and 5 Preferred Units owned by the Company are eliminated in consolidation.

(b) Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables. The Company estimates the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Company's experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year. Substantially all of the lease agreements with anchor tenants contain provisions that provide for additional rents based on tenants' sales volume (percentage rent) and reimbursement of the tenants' share of real estate taxes, insurance, and common area maintenance ("CAM") costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when the Company is the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

The Company accounts for profit recognition on sales of real estate in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate" ("Statement 66"). In summary, profits from sales of real estate are not recognized under the full accrual method by the Company unless a sale is consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company's receivable, if applicable, is not subject to future subordination; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

The Company sells shopping center properties to joint ventures in exchange for cash equal to the fair value of the percentage interest owned by its partners. The Company accounts for those sales as "partial sales" and recognizes gains on those partial sales in the period the properties were sold to the extent of the percentage interest sold under the guidance of Statement 66, and in the case of certain partnerships, applies a more restrictive method of recognizing gains, as discussed further below. The gains and operations are not recorded as discontinued operations because the Company continues to manage these shopping centers.

Five of the Company's joint ventures ("DIK-JV") give either partner the unilateral right to elect to dissolve the partnership and, upon such an election, receive a distribution in-kind ("DIK") of the assets of the partnership equal to their respective ownership interests, which could include properties the Company sold to the partnership. The liquidation procedures would require that all of the properties owned by the partnership be appraised to determine their respective and collective fair values. As a general rule, if the Company initiates the liquidation process, its partner has the right to choose the first property that it will receive in liquidation with the Company having the right to choose the next property that it will receive in liquidation. If the Company's partner initiates the liquidation process, the order of the selection process is reversed. The process then continues with alternating selection of properties by each partner until the balance of each partner's capital account on a fair value basis has been distributed. After the final selection, to the extent that the fair value of properties in the DIK-JV are not distributable in a manner that equals the balance of each partner's capital account, a cash payment would be made by the partner receiving a fair value in excess of its capital account to the other partner. The partners may also elect to liquidate some or all of the properties through sales rather than through the DIK process.

The Company has concluded that these DIK dissolution provisions constitute in-substance call/put options under the guidance of Statement 66, and represent a form of continuing involvement with respect to property that the Company has sold to these partnerships, limiting the Company's recognition of gain related to the partial sale. To the extent that the DIK-JV owns more than one property and the Company is unable to obtain all of the properties it sold to the DIK-JV in liquidation, the Company applies a more restrictive method of gain recognition ("Restricted Gain Method") which considers the Company's potential ability to receive property through a DIK on which partial gain has been recognized, and ensures, as discussed below, maximum gain deferral upon sale to a DIK-JV. The Company has applied the Restricted Gain Method to partial sales of property to partnerships that contain unilateral DIK provisions.

Under current guidance, (Statement 66, paragraph 25), profit shall be recognized by a method determined by the nature and extent of the seller's continuing involvement and the profit recognized shall be reduced by the maximum exposure to loss. The Company has concluded that the Restricted Gain Method accomplishes this objective.

Under the Restricted Gain Method, for purposes of gain deferral, the Company considers the aggregate pool of properties sold into the DIK-JV as well as the aggregate pool of properties which will be distributed in the DIK process. As a result, upon the sale of properties to a DIK-JV, the Company performs a hypothetical DIK liquidation assuming that it would choose only those properties that it has sold to the DIK-JV in an amount equivalent to its capital account. For purposes of calculating the gain to be deferred, the Company assumes that it will select properties upon a DIK liquidation that generated the highest gain to the Company when originally sold to the DIK-JV. The DIK deferred gain is calculated whenever a property is sold to the DIK-JV by the Company. During the years when there are no property sales, the DIK deferred gain is not recalculated.

Because the contingency associated with the possibility of receiving a particular property back upon liquidation, which forms the basis of the Restricted Gain Method, is not satisfied at the property level, but at the aggregate level, no gain or loss is recognized on property sold by the DIK-JV to a third party or received by the Company upon actual dissolution. Instead, the property received upon actual dissolution is recorded at the Company's historical cost investment in the DIK-JV, reduced by the deferred gain.

The Company has been engaged under agreements with its joint venture partners to provide asset management, property management, leasing, investing, and financing services for such ventures' shopping centers. The fees are market-based, generally calculated as a percentage of either revenues earned or the estimated values of the properties managed, and are recognized as services are rendered, when fees due are determinable and collectibility is reasonably assured.

(c) Real Estate Investments

Land, buildings, and improvements are recorded at cost. All specifically identifiable costs related to development activities are capitalized into properties in development on the accompanying Consolidated Balance Sheets. Properties in development are defined as properties that are in the construction or initial lease-up process and have not reached their initial full occupancy (reaching full occupancy generally means achieving at least 95% leased and rent paying on newly constructed or renovated GLA) and are accounted for in accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("Statement 67"). In summary, Statement 67 establishes that a rental project changes from non-operating to operating when it is substantially completed and available for occupancy. At that time, costs should no longer be capitalized. The capitalized costs include pre-development costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, and allocated direct employee costs incurred during the period of development. In accordance with SFAS No. 34, "Capitalization of Interest Cost" ("Statement 34"), interest costs are capitalized into each development project based on applying the Company's weighted average borrowing rate to that portion of the actual development costs expended. The Company ceases interest cost capitalization when the property is no longer being developed or is available for occupancy upon substantial completion of tenant improvements, but in no event would the Company capitalize interest on the project beyond 12 months after substantial completion of the building shell.

The Company incurs costs prior to land acquisition including contract deposits, as well as legal, engineering, and other external professional fees related to evaluating the feasibility of developing a shopping center. These pre-development costs are included in properties in development in the accompanying Consolidated Balance Sheets. At December 31, 2008, and 2007, the Company had capitalized pre-development costs of $7.7 million and $22.7 million, respectively, of which approximately $3.0 million and $10.8 million, respectively, were refundable deposits. If the Company determines that the development of a particular shopping center is no longer probable, any related pre-development costs previously capitalized are immediately expensed in other expenses in the accompanying Consolidated Statements of Operations. During 2008, 2007, and 2006, the Company expensed pre-development costs of $15.5 million, $5.3 million, and $2.4 million, respectively, in other expenses in the accompanying Consolidated Statements of Operations.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, the shorter of the useful life or the lease term for tenant improvements, and three to seven years for furniture and equipment.

The Company and the real estate partnerships allocate the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions of SFAS No. 141, "Business Combinations" ("Statement 141"). Statement 141 provides guidance on the allocation of a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building, and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("Statement 142").

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases as required by Statement 142. The value of below-market leases is accreted as an increase to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable, as required by Statement 142. The Company does not allocate value to customer relationship intangibles if it has pre-existing business relationships with the major retailers in the acquired property since they do not provide incremental value over the Company's existing relationships.

The Company and its investments in real estate partnerships follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). In accordance with Statement 144, the Company classifies an operating property or a property in development as held-for-sale when the Company determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a sale will be consummated within one year. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in Statement 144. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The recording of depreciation and amortization expense is suspended during the held-for-sale period.

In accordance with Statement 144 and EITF 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"), when the Company sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations of the property are eliminated from ongoing operations and classified in discontinued operations. In accordance with EITF 87-24 "Allocation of Interest to Discontinued Operations" ("EITF 87-24"), its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of these properties as discontinued operations. When the Company sells operating properties to its joint ventures or to third parties, and will continue to manage the properties, the operations and gains on sales are included in income from continuing operations.

The Company reviews its real estate portfolio including the properties owned through investments in real estate partnerships for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For properties to be "held and used" for long term investment, the Company estimates undiscounted future cash flows over the expected investment term including the estimated future value of the asset upon sale at the end of the investment period. Future value is generally determined by applying a market based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If after applying this method a property is determined to be impaired, the Company determines the provision for impairment based upon applying a market capitalization rate to current estimated net operating income as if the sale were to occur immediately. For properties "held for sale", the Company estimates current

resale values by market through appraisal information and other market data less expected costs to sell. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which the Company operates, tenant credit quality, and demand for new retail stores. The significant economic downturn that began during the fourth quarter of 2008 and the corresponding rise in market capitalization rates caused the Company to evaluate its real estate investments for impairment. As a result, the Company recorded an additional $33.1 million provision for impairment during the three months ended December 31, 2008 in addition to the $1.8 million recorded through September 30, 2008. In summary, during 2008 the Company recorded $20.6 million related to eight shopping centers, $7.2 million related to several land parcels, and $1.1 million related to a note receivable.
In accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"), a loss in value of an investment under the equity method of accounting, which is other than a temporary decline, must be recognized. To evaluate the Company's investment in real estate partnerships, the Company calculates the fair value of the investment by discounting estimated future cash flows over the expected term of the investment. As a result, during 2008 the Company established a $6.0 million provision for impairment on two investments in real estate partnerships. During 2006, the Company established a provision for impairment of $500,000 and the amount is now included in discontinued operations.

(d) Income Taxes

The Company believes it qualifies, and intends to continue to qualify, as a REIT under the Internal Revenue Code (the "Code"). As a REIT, the Company will generally not be subject to federal income tax, provided that distributions to its stockholders are at least equal to REIT taxable income.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which these temporary differences are expected to be recovered or settled.

Earnings and profits, which determine the taxability of dividends to stockholders, differs from net income reported for financial reporting purposes primarily because of differences in depreciable lives and cost bases of the shopping centers, as well as other timing differences. See Note 8 for further discussion.

(e) Deferred Costs

Deferred costs include leasing costs and loan costs, net of accumulated amortization. Such costs are amortized over the periods through lease expiration or loan maturity, respectively. If the lease is terminated early or if the loan is repaid prior to maturity, the remaining leasing costs or loan costs are written off. Deferred leasing costs consist of internal and external commissions associated with leasing the Company's shopping centers. Net deferred leasing costs were $46.8 million and $41.2 million at December 31, 2008 and 2007, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $10.7 million and $11.6 million at December 31, 2008 and 2007, respectively.

(f) Earnings per Share and Treasury Stock

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share" ("Statement 128"). Basic earnings per share of common stock is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the conversion of obligations and the assumed exercises of securities including the effects of shares issuable under the Company's share-based payment arrangements, if dilutive. See Note 14 for the calculation of earnings per share ("EPS").

Repurchases of the Company's common stock are recorded at cost and are reflected as treasury stock in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss). Regency's outstanding shares do not include treasury shares.

(g) Cash and Cash Equivalents

Any instruments which have an original maturity of 90 days or less when purchased are considered cash equivalents. At December 31, 2008 and 2007, $8.7 million and $8.0 million, respectively of cash was restricted through escrow agreements required for a development and certain mortgage loans.

(h) Notes Receivable

The Company records notes receivable at cost on the accompanying Consolidated Balance Sheets and interest income is accrued as earned in interest expense, net in the accompanying Consolidated Statements of Operations. If a note receivable is past due, meaning the debtor is past due per contractual obligations, the Company will no longer accrue interest income. However, in the event the debtor subsequently becomes current, the Company will resume accruing interest. The Company evaluates the collectibility of both interest and principal for all notes receivable to determine whether impairment exists using the present value of expected cash flows discounted at the note receivable's effective interest rate or in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures" ("Statement 114") as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures" ("Statement 118") which is based on observable market prices. In the event the Company determines a note receivable or a portion thereof is considered uncollectible, the Company records an allowance for credit loss. The Company estimates the collectibility of notes receivable taking into consideration the Company's experience in the retail sector, available internal and external credit information, payment history, market and industry trends, and debtor credit-worthiness. See Note 6 for further discussion.

(i) Stock-Based Compensation

Regency grants stock-based compensation to its employees and directors.
When Regency issues common shares as compensation, it receives a like number of common units from the Partnership. Regency is committed to contribute to the Partnership all proceeds from the exercise of stock options or other share-based awards granted under Regency's Long-Term Omnibus Plan (the "Plan"). Accordingly, Regency's ownership in the Partnership will increase based on the amount of proceeds contributed to the Partnership for the common units it receives. As a result of the issuance of common units to Regency for stock-based compensation, the Partnership accounts for stock-based compensation in the same manner as Regency.

The Company recognizes stock-based compensation in accordance with SFAS No. 123(R) "Share-Based Payment" ("Statement 123(R)") which requires companies to measure the cost of stock-based compensation based on the grant-date fair value of the award. The cost of the stock-based compensation is expensed over the vesting period. See Note 13 for further discussion.

(j) Segment Reporting

The Company's business is investing in retail shopping centers through direct ownership or through joint ventures. The Company actively manages its portfolio of retail shopping centers and may from time to time make decisions to sell lower performing properties or developments not meeting its long-term investment objectives. The proceeds from sales are reinvested into higher quality retail shopping centers through acquisitions or new developments, which management believes will meet its expected rate of return. It is management's intent that all retail shopping centers will be owned or developed for investment purposes; however, the Company may decide to sell all or a portion of a development upon completion. The Company's revenue and net income are generated from the operation of its investment portfolio. The Company also earns fees from third parties for services provided to manage and lease retail shopping centers owned through joint ventures.

The Company's portfolio is located throughout the United States; however, management does not distinguish or group its operations on a geographical basis for purposes of allocating resources or measuring performance. The Company reviews operating and financial data for each property on an individual basis; therefore, the Company defines an operating segment as its individual properties. No individual property constitutes more than 10% of the Company's combined revenue, net income or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature and economics of the centers, tenants and operational processes, as well as long-term average financial performance. In addition, no single tenant accounts for 6% or more of revenue and none of the shopping centers are located outside the United States.

(k) Derivative Financial Instruments

The Company accounts for all derivative financial instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") as amended by SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("Statement 149"). Statement 133 requires that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at their fair values. Gains or losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company's use of derivative financial instruments is to mitigate its interest rate risk on a related financial instrument or forecasted transaction through the use of interest rate swaps. The Company designates these interest rate swaps as cash flow hedges.

Statement 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income ("OCI") while the ineffective portion of the derivative's change in fair value be recognized in the income statement as interest expense. Upon the settlement of a hedge, gains and losses remaining in OCI are amortized over the underlying term of the hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows and/or forecasted cash flows of the hedged items.

In assessing the valuation of the hedges, the Company uses standard market conventions and techniques such as discounted cash flow analysis, option pricing models, and termination costs at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. See Notes 10 and 11 for further discussion.

(l) Redeemable Minority Interests

EITF Topic D-98 "Classification and Measurement of Redeemable Securities" ("EITF Topic D-98") clarifies Rule 5-02.28 of Regulation S-X and requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date; (ii) at the option of the holder; or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Minority interest in the operating partnership is classified as exchangeable operating partnership units ("OP Units") in Regency's accompanying Consolidated Balance Sheets. The holders may redeem these OP Units for a like number of shares of common stock of Regency or cash, at the Company's discretion. See Note 11 for further discussion.

(m) Financial Instruments with Characteristics of Both Liabilities and Equity

The Company accounts for minority interest in consolidated entities in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("Statement 150") which requires companies having consolidated entities with specified termination dates to treat minority owners' interests in such entities as liabilities in an amount based on the fair value of the entities. See Note 11 for further discussion.

(n) Assets and Liabilities Measured at Fair Value

On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("Statement 157") as amended by FASB Staff Position "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, Statement 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company's own assumptions, as there is little, if any, related market activity.

In January 2008, the Company adopted SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("Statement 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Although Statement 159 was adopted, the Company did not elect to measure any other financial statement items at fair value. See Note 11 for all fair value measurements of assets and liabilities made on a recurring and nonrecurring basis.

(o) Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3 "Determination of the Useful Life of Intangible Assets" ("FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The impact of adopting this statement is not considered to be material.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("Statement 161"). This Statement amends Statement 133 and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact of adopting this statement although the impact is not considered to be material as only further disclosure is required.

In February 2008, the FASB amended Statement 157 with FSP FAS 157-2 "Effective Date of FASB Statement No. 157" (FSP FAS 157-2) to delay the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities to be effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not believe the adoption of FSP FAS 157-2 for its nonfinancial assets and liabilities will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements" ("Statement 160"). This Statement, among other things, establishes accounting and reporting standards for a parent company's ownership interest in a subsidiary (previously referred to as a minority interest). This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. Once adopted, the Company will report minority interest as a component of equity in the Consolidated Balance Sheets.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" ("Statement 141(R)"). This Statement, among other things, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements of the acquirer to enable users of the financial statements to evaluate the effect of the business combination. This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. The impact on the Company's financial statements and its co-investment partnerships' financial statements will be reflected at the time of any acquisition after the implementation date that meets the requirements above.

(p) Reclassifications
Certain reclassifications have been made to the 2007 and 2006 amounts to conform to classifications adopted in 2008.

2. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

As described further in Note 1(b), certain of the Company's co-investment partnership agreements contain unilateral DIK provisions. Such provisions constitute in-substance call/put options on properties sold to co-investment partnerships with unilateral DIK provisions and are a form of continuing involvement under Statement 66. As a result, the Company has adopted and applied the Restricted Gain Method, which maximizes gain deferral on partial sales of real estate to DIK-JV's. The Company previously recognized gains from such sales to all co-investment partnerships to the extent of the percentage interest sold and deferred gains to the extent of the Company's ownership interest in the co-investment partnerships.

The Company also previously recognized any remaining deferred gain as equity in income of investments in real estate partnerships when a property was sold by a co-investment partnership to a third party. This policy will no longer be applied to any DIK-JV. Instead, the property received upon dissolution will be recorded at the Company's investment in the DIK-JV, reduced by the deferred gain. The Company sold properties to DIK-JV's during 2008 and the years 2001 to 2005. The Company did not sell any properties to DIK-JV's during 2007 or 2006.

The Company's January 1, 2006 opening balance of distributions in excess of net income has been restated in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) by $27.6 million related to additional gain deferrals on partial sales to DIK-JV's of $27.1 million, net of tax and minority interest in exchangeable operating partnership units, and the reversal of gains of approximately $511,000 associated with subsequent DIK-JV property sales to third parties to reflect the retrospective application of the Restricted Gain Method. The Company's December 31, 2007 accompanying Consolidated Balance Sheet has been corrected to reflect the adjustments associated with the application of the Restricted Gain Method prior to 2006; accordingly, its investments in real estate partnerships has been decreased by $31.0 million, its net deferred tax asset recorded in other assets has been increased by $2.8 million, its minority interest in exchangeable partnership units has been decreased by approximately $620,000, and its distributions in excess of net income have been decreased by $27.6 million. There was no effect on the accompanying Consolidated Statements of Operations or the Consolidated Statements of Cash Flows for 2007 or 2006.

During 2007 and 2006, the Company recognized deferred gains of $2.1 million and approximately $117,000, respectively, related to the subsequent sale of four properties by DIK-JV's to third parties. As a result, during the fourth quarter of 2008 the Company recorded a cumulative adjustment as an immaterial out-of-period correction to its equity in income of real estate partnerships of $2.2 million to reverse the recognition of previously deferred gains. As further described in Note 18, the Company also corrected the gains reported in its September 30, 2008 Form 10-Q by a reduction of $10.6 million, net of minority interest in exchangeable operating partnership units, or $.15 per diluted share related to partial sales to a DIK-JV that occurred in September 2008.

3. REAL ESTATE INVESTMENTS

During 2008, the Company did not have any acquisition activity other than through its investments in real estate partnerships. During 2007, the Company acquired five shopping centers for a purchase price of $106.0 million which included the assumption of $42.3 million in debt, recorded net of a $1.2 million debt discount. Acquired lease intangible assets and acquired lease intangible liabilities of $9.3 million and $4.7 million, respectively, were recorded for these acquisitions. The acquisitions in 2007 were accounted for in accordance with the provisions of Statement 141 and their results of operations are included in the consolidated financial statements from the date of acquisition.

4. DISCONTINUED OPERATIONS

The Company maintains a conservative capital structure to fund its growth program without compromising its investment-grade ratings. This approach is founded on a self-funding business model which utilizes center "recycling" as a key component and requires ongoing monitoring of each center to ensure that it meets Regency's investment standards. This recycling strategy calls for the Company to sell non-strategic assets and re-deploy the proceeds into new, high-quality developments and acquisitions that are expected to generate sustainable revenue growth and more attractive returns.

During 2008, the Company sold 100% of its ownership interest in seven properties in development and three operating properties for net proceeds of $86.2 million. The combined operating income and gains on sales of these properties and properties classified as held-for-sale were reclassified to discontinued operations. The revenues from properties included in discontinued operations were $17.7 million, $19.3 million, and $28.4 million for the years ended December 31, 2008, 2007, and 2006, respectively. The operating income and gains on sales of properties included in discontinued operations are reported both net of minority interest of exchangeable operating partnership units and income taxes, if the property is sold by the TRS, and are summarized as follows for the years ended December 31, 2008, 2007, and 2006, respectively (in thousands):

	2008		2007		2006	
	OPERATING INCOME	**GAIN ON SALE OF PROPERTIES**	**OPERATING INCOME**	**GAIN ON SALE OF PROPERTIES**	**OPERATING INCOME**	**GAIN ON SALE OF PROPERTIES**
Operations and gain	**$9,667**	**17,497**	7,941	27,411	9,785	59,181
Less: Minority interest	**64**	**116**	59	209	82	814
Less: Income taxes	**–**	**–**	85	1,917	–	–
Discontinued operations, net	**$9,603**	**17,381**	7,797	25,285	9,703	58,367

5. INVESTMENTS IN REAL ESTATE PARTNERSHIPS

The Company's investments in real estate partnerships were $383.4 million and $401.9 million (as restated) at December 31, 2008 and 2007, respectively. Net income or loss from these partnerships, which includes all operating results and gains on sales of properties within the joint ventures, is allocated to the Company in accordance with the respective partnership agreements. Such allocations of net income or loss are recorded in equity in income of investments in real estate partnerships in the accompanying Consolidated Statements of Operations. The difference between the carrying amount of these investments and the underlying equity in net assets was $77.3 million and $58.1 million at December 31, 2008 and 2007, respectively. The net difference is accreted to income over the expected useful lives of the properties and other intangible assets, which range in lives from 10 to 40 years.

Cash distributions of earnings from operations from investments in real estate partnerships are presented in cash flows provided by operating activities in the accompanying Consolidated Statements of Cash Flows. Cash distributions from the sale of a property or loan proceeds received from the placement of debt on a property included in investments in real estate partnerships are presented in cash flows provided by investing activities in the accompanying Consolidated Statements of Cash Flows.

Investments in real estate partnerships are primarily composed of co-investment partnerships where the Company invests with three co-investment partners and an open-end real estate fund ("Regency Retail Partners" or the "Fund"), as further described below. In addition to earning its pro-rata share of net income or loss in each of these partnerships, the Company receives market-based fees for asset management, property management, leasing, investment, and financing services. During 2008, 2007, and 2006, the Company received fees from these co-investment partnerships of $31.7 million, $29.1 million, and $22.1 million, respectively. Investments in real estate partnerships as of December 31, 2008 and 2007 consist of the following (in thousands):

	OWNERSHIP	2008	2007
			(as restated)
Macquarie CountryWide-Regency (MCWR I)	25.00%	**$ 11,137**	15,463
Macquarie CountryWide Direct (MCWR I)	25.00%	**3,760**	4,061
Macquarie CountryWide-Regency II (MCWR II)	24.95%	**197,602**	214,450
Macquarie CountryWide-Regency III (MCWR III)	24.95%	**623**	812
Macquarie CountryWide-Regency-DESCO (MCWR-DESCO)	16.35%	**21,924**	29,478
Columbia Regency Retail Partners (Columbia)	20.00%	**29,704**	29,978
Columbia Regency Partners II (Columbia II)	20.00%	**12,858**	20,326
Cameron Village LLC (Cameron)	30.00%	**19,479**	20,364
RegCal, LLC (RegCal)	25.00%	**13,766**	17,113
Regency Retail Partners (the Fund)	20.00%	**23,838**	13,296
Other investments in real estate partnerships	50.00%	**48,717**	36,565
Total		**$383,408**	401,906

Investments in real estate partnerships are reported net of deferred gains of $88.3 million and $69.5 million at December 31, 2008 and 2007, respectively. After applying the Restricted Gain Method as described in Note 1(b) and Note 2, cumulative deferred gains in 2007 have increased by $30.5 million to correct gains from partial sales recorded during the periods 2001 to 2005 and have been noted as restated.

Cumulative deferred gain amounts related to each co-investment partnership are described below.

The Company co-invests with the Oregon Public Employees Retirement Fund ("OPERF") in three co-investment partnerships, two of which the Company has ownership interests of 20% ("Columbia" and "Columbia II") and one in which the Company has an ownership interest of 30% ("Cameron"). The Company's investment in the three co-investment partnerships with OPERF totals $62.0 million (as restated) and represents 1.5% of the Company's total assets at December 31, 2008. At December 31, 2008, the Columbia co-investment partnerships had total assets of $762.7 million and net income of $11.0 million and the Company's share of its total assets and net income was $164.8 million and $2.2 million, respectively.

As of December 31, 2008, Columbia owned 14 shopping centers, had total assets of $321.9 million, and net income of $10.2 million for the year ended. The Company has a unilateral DIK right to liquidate the partnership; therefore, the Company has applied the Restricted Gain Method to determine the amount of gain that the Company recognizes on property sales to Columbia. During 2006 to 2008, the Company did not sell any properties to Columbia. Since its inception in 2001, the Company has recognized gain of $2.0 million on partial sales to Columbia and deferred gain of $4.3 million. In December 2008, the Company earned and recognized a $19.7 million Portfolio Incentive Return fee from OPERF based on Columbia's outperformance of the cumulative NCREIF index since the inception of the partnership and a cumulative hurdle rate as outlined in the partnership agreement.

As of December 31, 2008, Columbia II owned 16 shopping centers, had total assets of $327.5 million, and net income of $1.1 million for the year ended. During 2008, Columbia II purchased one operating property from a third party for a purchase price of $28.5 million and the Company contributed $5.7 million for its proportionate share. The Company has a unilateral DIK right to liquidate the partnership; therefore, the Company has applied the Restricted Gain Method to determine the amount of gain that the Company recognizes on property sales to Columbia II. In September 2008, Columbia II acquired three completed development properties from the Company for a purchase price of $83.4 million, and as a result, the Company recognized gain of $9.1 million and deferred gain of $15.7 million. As more thoroughly described in Note 18 to the accompanying consolidated financial statements, the amount of gain previously recorded during September 2008 was subsequently adjusted by a reduction of $10.6 million and the Company will file a Form 10Q/A to correct its previous filing. During 2006 and 2007, the Company did not sell any properties to Columbia II. Since the inception of Columbia II in 2004, the Company has recognized gain of $9.1 million on partial sales to Columbia II and deferred $15.7 million. During 2008, Columbia II sold one shopping center to an unrelated party for $13.8 million and recognized a gain of approximately $256,000.

As of December 31, 2008, Cameron owned one shopping center, had total assets of $113.3 million, and a net loss of approximately $187,000 for the year ended. The partnership agreement does not contain any DIK provisions that would require the Company to apply the Restricted Gain Method. Since its inception in 2004, the Company has not sold any properties to Cameron.

The Company co-invests with the California State Teachers' Retirement System ("CalSTRS") in a joint venture ("RegCal") in which the Company has a 25% ownership interest. As of December 31, 2008, RegCal owned seven shopping centers, had total assets of $158.1 million, and net income of $5.9 million for the year ended. The Company has a unilateral DIK right to liquidate the partnership; therefore, the Company has applied the Restricted Gain Method to determine the amount of gain that the Company recognizes on property sales to RegCal. During 2006 to 2008, the Company did not sell any properties to RegCal. Since its inception in 2004, the Company has recognized gain of $10.1 million on partial sales to RegCal and deferred gain of $3.4 million. During 2008, RegCal sold one shopping center to an unrelated party for $9.5 million and recognized a gain of $4.2 million.

The Company co-invests with Macquarie CountryWide Trust of Australia ("MCW") in five co-investment partnerships, two in which the Company has an ownership interest of 25% (collectively "MCWR I"), two in which the Company has an ownership interest of 24.95% ("MCWR II" and "MCWR III"), and one in which the Company has an ownership interest of 16.35% ("MCWR-DESCO"). The Company's investment in the five co-investment partnerships with MCW totals $235.0 million and represents 5.7% of the Company's total assets at December 31, 2008. At December 31, 2008, the MCW co-investment partnerships had total assets of $3.4 billion and net income of $11.6 million and the Company's share of its total assets and net income was $823.9 million and $2.1 million, respectively.

As of December 31, 2008, MCWR I owned 42 shopping centers, had total assets of $593.9 million, and net income of $11.1 million for the year ended. The Company has a unilateral DIK right to liquidate the partnership; therefore, the Company has applied the Restricted Gain Method to determine the amount of gain the Company recognizes on property sales to MCWR I. During 2006 to 2008, the Company did not sell any properties to MCWR I. Since its inception in 2001, the Company has recognized gains of $27.5 million on partial sales to MCWR I and deferred gains of $46.9 million. Subsequent to December 31, 2008, under the terms of the MCWR I partnership agreement, MCW elected to dissolve the partnership. In January 2009, the Company began liquidating the partnership through a DIK, which provides for distributing the properties to each partner under an alternating selection process, ultimately in proportion to the value of each partner's respective partnership interest as determined by appraisal. Total value of the properties based on appraisals, net of debt, is estimated to be approximately $482.7 million. The properties which the Company receives through the DIK will be recorded at the amount of the carrying value of the Company's equity investment, net of deferred gain. The dissolution is expected to be completed during 2009 subject to required lender consents for ownership transfer.

As of December 31, 2008, MCWR II owned 85 shopping centers, had total assets of $2.4 billion and net income of $5.6 million for the year ended. During 2008, MCWR II sold a portfolio of seven shopping centers to an unrelated party for $108.1 million and recognized a gain of $8.9 million. At December 31, 2008, the partnership agreement did not contain any DIK provisions that would require the Company to apply the Restricted Gain Method. However, in January 2009, the partnership agreement was amended to include DIK provisions; therefore, the Company will apply the Restricted Gain Method if additional properties are sold to MCWR II in the future. During the period 2006 to 2008, the Company did not sell any properties to MCWR II. Since its inception in 2005, the Company has recognized gain of $2.3 million on partial sales to MCWR II and deferred gain of approximately $766,000. In June 2008, the Company earned additional acquisition fees of $5.2 million (the "Contingent Acquisition Fees") deferred from the original acquisition date since the Company achieved the cumulative targeted income levels specified in the Amended and Restated Income Target Agreement between Regency and MCW dated March 22, 2006. The Contingent Acquisition Fees recognized were limited to that percentage of MCWR II, or 75.05%, of the joint venture not owned by the Company and amounted to $3.9 million.

As of December 31, 2008, MCWR III owned four shopping centers, had total assets of $67.5 million, and a net loss of approximately $238,000 for the year ended. At December 31, 2008, the partnership agreement did not contain any DIK provisions that would require the Company to apply the Restricted Gain Method. However, in January 2009, the partnership agreement was amended to include DIK provisions; therefore, the Company will apply the Restricted Gain Method if additional properties are sold to MCWR III in the future. Since its inception in 2005, the Company has recognized gain of $14.1 million on partial sales to MCWR III and deferred gain of $4.7 million.

As of December 31, 2008, MCWR-DESCO owned 32 shopping centers, had total assets of $395.6 million and recorded a net loss of $4.9 million for the year ended primarily related to depreciation and amortization expense, but produced positive cash flow from operations. The partnership agreement does not contain any DIK provisions that would require the Company to apply the Restricted Gain Method. Since its inception in 2007, the Company has not sold any properties to MCWR-DESCO.

The Company co-invests with Regency Retail Partners (the "Fund"), an open-ended, infinite life investment fund in which the Company has an ownership interest of 20%. As of December 31, 2008, the Fund owned nine shopping centers, had total assets of $381.2 million, and recorded a net loss of $2.1 million for the year ended. During 2008, the Fund purchased one shopping center from a third party for $93.3 million that included $66.0 million of assumed mortgage debt and the Company contributed $18.7 million for the Company's proportionate share of the purchase price. During 2008, the Fund also acquired one property in development from the Company for a sales price of $74.5 million and the Company recognized a gain of $4.7 million after excluding its ownership interest. The partnership agreement does not contain any DIK provisions that would require the Company to apply the Restricted Gain Method. Since its inception in 2006, the Company has recognized gains of $71.6 million on partial sales to the Fund and deferred gains of $17.9 million.

Summarized financial information for the investments in real estate partnerships on a combined basis, is as follows (in thousands):

	DECEMBER 31, 2008	DECEMBER 31, 2007
Investment in real estate, net	**$4,518,388**	4,422,533
Acquired lease intangible assets, net	**186,141**	197,495
Other assets	**158,201**	147,525
Total assets	**$4,862,730**	4,767,553
Notes payable[(a)]	**$2,792,450**	2,719,473
Acquired lease intangible liabilities, net	**97,146**	86,031
Other liabilities	**83,814**	83,734
Members' or partners' capital	**1,889,320**	1,878,315
Total liabilities and capital	**$4,862,730**	4,767,553

(a) Includes $12.1 million note payable to the Company at December 31, 2007, as discussed in Note 6.

Investments in real estate partnerships had notes payable of $2.8 billion and $2.7 billion as of December 31, 2008 and 2007, respectively, and the Company's proportionate share of these loans was $664.1 million and $653.3 million, respectively. The loans are primarily non-recourse, but for those that are guaranteed by a joint venture, Regency's liability does not extend beyond its ownership percentage of the joint venture.

As of December 31, 2008, scheduled principal repayments on notes payable of the investments in real estate partnerships were as follows (in thousands):

SCHEDULED PRINCIPAL PAYMENTS BY YEAR:	SCHEDULED PRINCIPAL PAYMENTS	MORTGAGE LOAN MATURITIES	UNSECURED MATURITIES	TOTAL	REGENCY'S PRO-RATA SHARE
2009	$ 4,824	138,800	12,848	156,472	30,382
2010	4,569	695,563	89,333	789,465	195,461
2011	3,632	506,846	–	510,478	126,401
2012	4,327	408,215	–	412,542	91,182
2013	4,105	32,447	–	36,552	8,997
Beyond 5 Years	29,875	849,714	–	879,589	210,174
Unamortized debt premiums, net	–	7,352	–	7,352	1,462
Total	$51,332	2,638,937	102,181	2,792,450	664,059

The revenues and expenses for the investments in real estate partnerships on a combined basis for the years ended December 31, 2008, 2007, and 2006, respectively, are summarized as follows (in thousands):

	2008	2007	2006
Total revenues	**$488,481**	452,068	413,642
Operating expenses:			
Depreciation and amortization	**182,844**	176,597	173,812
Operating and maintenance	**70,158**	64,917	57,844
General and administrative	**9,518**	9,893	6,839
Real estate taxes	**63,393**	53,845	48,983
Total operating expenses	**325,913**	305,252	287,478
Other expense (income):			
Interest expense, net	**146,765**	135,760	125,378
Gain on sale of real estate	**(14,461)**	(38,165)	(9,225)
Other income	**139**	138	162
Total other expense (income)	**132,443**	97,733	116,315
Net income	**$ 30,125**	49,083	9,849

6. NOTES RECEIVABLE

The Company had notes receivable outstanding of $31.4 million and $44.5 million at December 31, 2008 and 2007, respectively. The notes receivable have fixed interest rates ranging from 6.0% to 10.0% with maturity dates through November 2014. On January 28, 2008, the Company received $12.1 million from the Fund as repayment of a loan with an original maturity date of March 31, 2008 which was provided to facilitate the Company's sale of a shopping center in December 2007. In September 2008, the Company recorded a provision for impairment of $1.1 million related to a $3.6 million note receivable.

7. ACQUIRED LEASE INTANGIBLES

The Company had acquired lease intangible assets, net of amortization, of $12.9 million and $17.2 million at December 31, 2008 and 2007, respectively, of which $12.5 million and $16.7 million, respectively relates to in-place leases. These in-place leases had a remaining weighted average amortization period of 7.2 years and the aggregate amortization expense recorded for these in-place leases was $4.2 million, $4.3 million, and $3.8 million for the years ended December 31, 2008, 2007, and 2006, respectively. The Company had above-market lease intangible assets, net of amortization, of approximately $442,000 and $555,000 at December 31, 2008 and 2007, respectively. The remaining weighted average amortization period was 4.3 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was approximately $113,000, $115,000, and $82,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

The Company had acquired lease intangible liabilities, net of accretion, of $7.9 million and $10.4 million as of December 31, 2008 and 2007, respectively. The remaining weighted average accretion period is 7.1 years and the aggregate amount accreted as an increase to minimum rent for these below-market rents was $2.5 million, $2.0 million, and $1.5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

YEAR ENDING DECEMBER 31,	AMORTIZATION EXPENSE	MINIMUM RENT, NET
2009	$2,092	1,817
2010	2,039	1,008
2011	1,854	747
2012	1,759	700
2013	1,468	639

8. INCOME TAXES

The net book basis of the Company's real estate assets exceeds the tax basis by approximately $97.5 million and $161.2 million at December 31, 2008 and 2007, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

The following summarizes the tax status of dividends paid during the respective years:

	2008	**2007**	**2006**
Dividend per share	**$2.90**	2.64	2.38
Ordinary income	**73%**	85%	64%
Capital gain	**16%**	11%	21%
Return of capital	**5%**	–	–
Uncaptured Section 1250 gain	**6%**	4%	15%

Regency Realty Group, Inc. ("RRG"), a wholly-owned subsidiary of RCLP, is a Taxable REIT Subsidiary ("TRS") as defined in Section 856(l) of the Code. RRG is subject to federal and state income taxes and files separate tax returns. Income tax expense is included in other expenses in the accompanying Consolidated Statements of Operations and consists of the following for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	2008	**2007**	**2006**
Income tax (benefit) expense:			
Current	**$ 88**	5,669	10,256
Deferred	**(1,688)**	530	1,516
Total income tax (benefit) expense	**$(1,600)**	6,199	11,772

Income tax (benefit) expense is included in either other expenses if the related income is from continuing operations or discontinued operations on the Consolidated Statements of Operations as follows for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	2008	**2007**	**2006**
Income tax (benefit) expense from:			
Continuing operations	**$(1,600)**	4,197	11,772
Discontinued operations	**–**	2,002	–
Total income tax (benefit) expense	**$(1,600)**	6,199	11,772

Income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income of RRG for the years ended December 31, 2008, 2007, and 2006, respectively as follows (in thousands):

	2008	2007	2006
Computed expected tax (benefit) expense	**$(2,324)**	3,974	4,094
Increase in income tax resulting from state taxes	**(197)**	443	456
All other items	**921**	1,782	7,222
Total income tax (benefit) expense	**$(1,600)**	6,199	11,772

All other items principally represent the tax effect of gains associated with the sale of properties to unconsolidated ventures.

RRG had net deferred tax assets of $17.1 million and $11.6 million (as restated) at December 31, 2008 and 2007, respectively. The majority of the deferred tax assets relate to deferred gains, deferred interest expense, and tax costs capitalized on projects under development. No valuation allowance was provided and the Company believes it is more likely than not that the future benefits associated with these deferred tax assets will be realized.

Included in the income tax (benefit) expense disclosed above, the Company has approximately $600,000 of state income tax expense at RCLP for the Texas Gross Margin Tax recorded in other expenses in the accompanying Consolidated Statements of Operations in both 2007 and 2008.

The Company accounts for uncertainties in income tax law in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years (after 2004 for federal and state) based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

During 2008, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 which should be complete by June 2009. The IRS has not proposed any significant adjustments to the open tax years under audit.

9. NOTES PAYABLE AND UNSECURED CREDIT FACILITIES

The Company's outstanding debt at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Notes payable:		
Fixed rate mortgage loans	**$ 235,150**	196,915
Variable rate mortgage loans	**5,130**	5,821
Fixed rate unsecured loans	**1,597,624**	1,597,239
Total notes payable	**1,837,904**	1,799,975
Unsecured credit facilities	**297,667**	208,000
Total	**$2,135,571**	2,007,975

During 2008, the Company placed a $62.5 million mortgage loan on a property. The loan has a nine-year term and is interest only at an all-in coupon rate of 6.0% (or 230 basis points over an interpolated 9-year US Treasury).

On March 5, 2008, Regency entered into a Credit Agreement with Wells Fargo Bank and a group of other banks to provide the Company with a $341.5 million, three-year term loan facility (the "Term Facility"). The Term Facility includes a term loan amount of $227.7 million plus a $113.8 million revolving credit facility that is accessible at the Company's discretion. The term loan has a variable interest rate equal to LIBOR plus 105 basis points which was 3.330% at December 31, 2008 and the revolving portion has a variable interest rate equal to LIBOR plus 90 basis points. The proceeds from the funding of the Term Facility were used to reduce the balance on the unsecured line of credit (the "Line"). The balance on the Term Facility was $227.7 million at December 31, 2008.

During 2007, RCLP completed the sale of $400.0 million of ten-year senior unsecured notes. The 5.875% notes are due June 15, 2017 and were priced at 99.527% to yield 5.938%. The net proceeds were used to reduce the unsecured line of credit (the "Line").

On February 12, 2007, Regency entered into a new loan agreement under the Line with a commitment of $600.0 million and the right to expand the Line by an additional $150.0 million subject to additional lender syndication. The Line has a four-year term with a one-year extension at the Company's option and a current interest rate of LIBOR plus 40 basis points subject to maintaining corporate credit and senior unsecured ratings at BBB+.

Contractual interest rates were 1.338% and 5.425% at December 31, 2008 and 2007, respectively, based on LIBOR plus 40 basis points and LIBOR plus 55 basis points, respectively. The balance on the Line was $70.0 million and $208.0 million at December 31, 2008 and 2007, respectively.

Including both the Line commitment and the Term Facility (collectively, "Unsecured credit facilities"), Regency has $941.5 million of total capacity and the spread paid is dependent upon the Company maintaining specific investment-grade ratings. The Company is also required to comply with certain financial covenants such as Minimum Net Worth, Ratio of Total Liabilities to Gross Asset Value ("GAV") and Ratio of Recourse Secured Indebtedness to GAV, Ratio of Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA") to Fixed Charges, and other covenants customary with this type of unsecured financing. As of December 31, 2008, the Company is in compliance with all financial covenants for the Unsecured credit facilities. The Unsecured credit facilities are used primarily to finance the acquisition and development of real estate, but are also available for general working-capital purposes.

Notes payable consist of secured mortgage loans and unsecured public debt. Mortgage loans may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of principal and interest, and mature over various terms through 2018, whereas, interest on unsecured public debt is payable semi-annually and the debt matures over various terms through 2017. The Company intends to repay mortgage loans at maturity with proceeds from the Unsecured credit facilities. Fixed interest rates on mortgage notes payable range from 5.22% to 8.95% and average 6.32%. As of December 31, 2008, the Company had one variable rate mortgage loan with an interest rate equal to LIBOR plus 100 basis points maturing in 2009.

As of December 31, 2008, scheduled principal repayments on notes payable and the Unsecured credit facilities were as follows (in thousands):

SCHEDULED PRINCIPAL PAYMENTS BY YEAR:	SCHEDULED PRINCIPAL PAYMENTS	MORTGAGE LOAN MATURITIES	UNSECURED MATURITIES(a)	TOTAL
2009	4,832	8,077	50,000	62,909
2010	4,880	17,043	160,000	181,923
2011	4,744	11,276	537,667	553,687
2012	5,027	–	250,000	255,027
2013	4,712	16,353	–	21,065
Beyond 5 Years	13,897	150,159	900,000	1,064,056
Unamortized debt discounts, net	–	(719)	(2,377)	(3,096)
Total	$38,092	202,189	1,895,290	2,135,571

(a) Includes unsecured public debt and Unsecured credit facilities

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments primarily to manage exposures to interest rate risks. In order to manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. None of the Company's derivatives are designated as fair value hedges and the Company does not utilize derivative financial instruments for trading or speculative purposes.

All interest rate swaps qualify for hedge accounting under Statement 133 as cash flow hedges. Realized losses associated with the swaps settled in 2004 and 2005 and unrealized gains or losses associated with the swaps entered into in 2006 have been included in Accumulated other comprehensive loss in the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss). Unrealized gains or losses will not be amortized until such time that the probable debt issuances are completed in 2010 and 2011 as long as the swaps continue to qualify for hedge accounting. The unamortized balance of the realized losses is being amortized as additional interest expense over the original ten year terms of the hedged loans. The adjustment to interest expense recorded in 2008, 2007, and 2006 related to previously settled swaps is $1.3 million and the unamortized balance at December 31, 2008 and 2007 is $7.8 million and $9.1 million, respectively.

Terms and conditions for the outstanding derivative financial instruments designated as cash flow hedges as of December 31, 2008 were as follows (dollars in thousands):

NOTIONAL VALUE	INTEREST RATE	MATURITY	FAIR VALUE
$ 98,350	5.399%	01/15/20	$(21,604)
100,000	5.415%	09/15/20	(20,251)
98,350	5.399%	01/15/20	(21,625)
100,000	5.415%	09/15/20	(20,211)
$396,700			$(83,691)

The Company has $428.3 million of fixed rate debt maturing in 2010 and 2011 that has a weighted average fixed interest rate of 8.07%, which includes $400.0 million of unsecured long-term debt. During 2006 the Company entered into four forward-starting interest rate swaps (the "Swaps") totaling $396.7 million with fixed rates of 5.399%, 5.415%, 5.399%, and 5.415%. The Company designated these Swaps as cash flow hedges to fix the future interest rates on $400.0 million of the financing expected to occur in 2010 and 2011. As a result of a decline in 10 year Treasury interest rates since the inception of the Swaps, the fair value of the Swaps as of December 31, 2008 is reflected as a liability of $83.7 million in the Company's accompanying Consolidated Balance Sheets. It remains highly probable that the forecasted transactions will occur as projected at the inception of the Swaps and therefore, the change in fair value of the Swaps is reflected in accumulated other comprehensive loss in the accompanying consolidated financial statements. To the extent that future 10-year treasury rates (at the future settlement dates) are higher than current rates, this liability will decline. If a liability exists at the dates the Swaps are settled, the liability will be amortized over the term of the respective debt issuances as additional interest expense in addition to the stated interest rates on the new issuances. In the case of $196.7 million of the Swaps, Regency continues to expect to issue new secured or unsecured debt for a term of 7 to 12 years during the period between June 30, 2009 and June 30, 2010. In the case of $200.0 million of the Swaps, Regency continues to expect to issue new debt for a term of 7 to 12 years during the period between March 30, 2010 and March 30, 2011. The Company continuously monitors the capital markets and evaluates its ability to issue new debt to repay maturing debt or fund its commitments. Based upon the current capital markets, Regency's current credit ratings, and the number of high quality, unencumbered properties that it owns which could collateralize borrowings, the Company expects that it will successfully issue new secured or unsecured debt to fund its obligations. However, in the current environment, interest rates on new issuances are expected to be significantly higher than on historical issuances.

An increase of 1.0% in the interest rate of new debt issues above that of maturing debt would result in additional annual interest expense of $4.3 million in addition to the impact of the annual amortization that would be incurred as a result of settling the Swaps.

11. FAIR VALUE MEASUREMENTS

Derivative Financial Instruments

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, and implied volatilities. To comply with the provisions of Statement 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties.

As of December 31, 2008 the Company's liabilities measured at fair value on a recurring basis, aggregated by the level in the fair value hierarchy within which those measurements fall were as follows (in thousands):

		FAIR VALUE MEASUREMENTS USING:		
LIABILITIES	**BALANCE**	**QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL LIABILITIES (LEVEL 1)**	**SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)**	**SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)**
Derivative financial instruments	$(83,691)	–	(86,542)	2,851

The following disclosures represent additional fair value measurements of assets and liabilities that are not recognized in the accompanying consolidated financial statements.

Notes Payable

The carrying value of the Company's variable rate notes payable and the Unsecured credit facilities are based upon a spread above LIBOR which is lower than the spreads available in the current credit markets, causing the fair value of such variable rate debt to be below its carrying value. The fair value of fixed rate loans are estimated using cash flows discounted at current market rates available to the Company for debt with similar terms and maturities. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time of acquisition. Based on the estimates used by the Company, the fair value of notes payable and the Unsecured credit facilities was approximately $1.3 billion and $1.5 billion at December 31, 2008 and 2007.

Minority Interests

As of December 31, 2008 and 2007, Regency had 468,211 and 473,611 redeemable OP Units outstanding, respectively. The redemption value of the redeemable OP Units is based on the closing market price of Regency's common stock, which was $46.70 and $64.49 per share as of December 31, 2008 and 2007, respectively, an aggregated redemption value of $21.9 million and $30.5 million, respectively.

At December 31, 2008, the Company held a majority interest in four consolidated entities with specified termination dates through 2049. The minority owners' interests in these entities will be settled upon termination by distribution or transfer of either cash or specific assets of the underlying entities. The estimated fair value of minority interests in entities with specified termination dates was approximately $9.5 million and $10.2 million at December 31, 2008 and 2007, respectively. Their related carrying value was $6.3 million and $5.7 million as of December 31, 2008 and 2007, respectively which is recorded in limited partners' interest in consolidated partnerships in the accompanying Consolidated Balance Sheets.

12. STOCKHOLDERS' EQUITY AND MINORITY INTEREST

Preferred Units

At December 31, 2008 and 2007, the face value of the Series D Preferred Units was $50.0 million with a fixed distribution rate of 7.45% and recorded in the accompanying Consolidated Balance Sheets net of original issuance costs. The Preferred Units, which may be called by Regency (through RCLP) at par beginning September 29, 2009, have no stated maturity or mandatory redemption and pay a cumulative, quarterly dividend at a fixed rate. The Preferred Units may be exchanged by the holder for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one unit for one share. The Preferred Units and the related Preferred Stock are not convertible into common stock of the Company. Terms and conditions for the Series D Preferred Units outstanding as of December 31, 2008 and 2007 are summarized as follows:

UNITS OUTSTANDING	AMOUNT OUTSTANDING	DISTRIBUTION RATE	CALLABLE BY COMPANY	EXCHANGEABLE BY UNIT HOLDER
500,000	$50,000,000	7.45%	09/29/09	01/01/16

Preferred Stock

The Series 3, 4, and 5 preferred shares are perpetual, are not convertible into common stock of the Company, and are redeemable at par upon Regency's election beginning five years after the issuance date. None of the terms of the Preferred Stock contain any unconditional obligations that would require the Company to redeem the securities at any time or for any purpose. Terms and conditions of the three series of Preferred stock outstanding as of December 31, 2008 are summarized as follows:

SERIES	SHARES OUTSTANDING	LIQUIDATION PREFERENCE	DISTRIBUTION RATE	CALLABLE BY COMPANY
Series 3	3,000,000	$ 75,000,000	7.45%	04/03/08
Series 4	5,000,000	125,000,000	7.25%	08/31/09
Series 5	3,000,000	75,000,000	6.70%	08/02/10
	11,000,000	$275,000,000		

On January 1, 2008, the Company split each share of existing Series 3 and Series 4 Preferred Stock, each having a liquidation preference of $250 per share, and a redemption price of $250 per share into ten shares of Series 3 and Series 4 Stock, respectively, each having a liquidation preference of $25 per share and a redemption price of $25 per share. The Company then exchanged each Series 3 and 4 Depositary Share into shares of New Series 3 and 4 Stock, respectively, which have the same dividend rights and other rights and preferences identical to the depositary shares.

Common Stock

At December 31, 2008 and 2007, 75,634,881 and 75,168,662 common shares had been issued, respectively. The carrying values of the Common stock were $756,349 and $751,687 with a par value of $.01 and were recorded on the accompanying Consolidated Balance Sheets as of December 31, 2008 and 2007, respectively.

13. STOCK-BASED COMPENSATION

The Company recorded stock-based compensation in general and administrative expenses in the accompanying Consolidated Statements of Operations for the years ended December 31, 2008, 2007, and 2006 as follows, the components of which are further described below (in thousands):

	2008	2007	2006
Restricted stock	**$8,193**	17,725	16,584
Stock options	**988**	1,024	960
Directors' fees paid in common stock	**375**	389	406
Total	**$9,556**	19,138	17,950

The recorded amounts of stock-based compensation expense represent amortization of deferred compensation related to share-based payments in accordance with Statement 123(R). During 2008, compensation expense declined as a result of the Company reducing estimated payout amounts related to incentive compensation tied directly to Company performance. The Company recorded a cumulative adjustment during 2008 of $12.7 million relating to this change in estimate of which $4.1 million had been previously capitalized. Compensation expense specifically identifiable to development and leasing activities is capitalized and included above. During the three years ended December 31, 2008, 2007, and 2006 compensation expense of approximately $3.6 million, $7.6 million, and $6.9 million, respectively, was capitalized.

The Company established the Plan under which the Board of Directors may grant stock options and other stock-based awards to officers, directors, and other key employees. The Plan allows the Company to issue up to 5.0 million shares in the form of common stock or stock options, but limits the issuance of common stock excluding stock options to no more than 2.75 million shares. At December 31, 2008, there were approximately 2.3 million shares available for grant under the Plan either through options or restricted stock. The Plan also limits outstanding awards to no more than 12% of outstanding common stock.

Stock options are granted under the Plan with an exercise price equal to the stock's price at the date of grant. All stock options granted have ten-year lives, contain vesting terms of one to five years from the date of grant and some have dividend equivalent rights. Stock options granted prior to 2005 also contained "reload" rights, which allowed an option holder the right to receive new options each time existing options were exercised, if the existing options were exercised under specific criteria provided for in the Plan. In 2005 and 2007, the Company acquired the "reload" rights of existing employees' and directors' stock options from the option holders, substantially canceling all of the "reload" rights on existing stock options in exchange for new options. These new stock options vest 25% per year and are expensed ratably over a four-year period beginning in year of grant in accordance with Statement 123(R). Options granted under the reload buy-out plan do not earn dividend equivalents.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form ("Black-Scholes") option valuation model. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data and other factors to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of Statement 123(R) and reflects all substantive characteristics of the instruments being valued. No stock options were granted during 2008. The following table represents the assumptions used for the Black-Scholes option-pricing model for options granted in the respective year:

	2007	2006
Per share weighted average value	$8.27	8.35
Expected dividend yield	3.0%	3.8%
Risk-free interest rate	4.7%	4.9%
Expected volatility	19.8%	20.0%
Expected term in years	2.4	2.1

The following table reports stock option activity during the year ended December 31, 2008:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding – December 31, 2007	717,561	$50.05		
Less: Exercised	129,381	44.88		
Less: Forfeited	3,207	51.36		
Less: Expired	10,946	48.07		
Outstanding – December 31, 2008	**574,027**	**$51.24**	**4.9**	**(2,606)**
Vested and expected to vest - December 31, 2008	**574,027**	**$51.24**	**4.9**	**(2,606)**
Exercisable – December 31, 2008	**394,007**	**$50.20**	**4.3**	**(1,379)**

The weighted-average grant price for stock options granted during the years 2007 and 2006 was $88.49 and $70.98, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $2.3 million, $20.2 million, and $17.3 million, respectively. As of December 31, 2008, there was approximately $88,000 of unrecognized compensation cost related to non-vested stock options granted under the Plan all of which is expected to be recognized in 2009. The Company received cash proceeds for stock option exercises of $1.0 million, $2.4 million, and $6.0 million for the years ended December 31, 2008, 2007, and 2006, respectively. The Company issues new shares to fulfill option exercises from its authorized shares available.

The following table presents information regarding non-vested option activity during the year ended December 31, 2008:

	NON-VESTED NUMBER OF OPTIONS	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Non-vested at December 31, 2007	392,534	$6.04
Less: Forfeited	3,207	5.90
Less: 2008 Vesting	209,307	5.95
Non-vested at December 31, 2008	**180,020**	**$6.04**

The Company grants restricted stock under the Plan to its employees as a form of long-term compensation and retention. The terms of each grant vary depending upon the participant's responsibilities and position within the Company. The Company's stock grants can be categorized into three types: (a) 4-year vesting, (b) performance-based vesting, and (c) 8-year cliff vesting.

- The 4-year vesting grants vest 25% per year beginning on the date of grant. These grants are not subject to future performance measures, and if such vesting criteria are not met, the compensation cost previously recognized would be reversed.
- Performance-based vesting grants are earned subject to future performance measurements, which include individual goals, annual growth in earnings, compounded three-year growth in earnings, and a three-year total shareholder return peer comparison ("TSR Grant"). Once the performance criteria are met and the actual number of shares earned is determined, certain shares will vest immediately while others will vest over an additional service period.
- The 8-year cliff vesting grants fully vest at the end of the eighth year from the date of grant; however, as a result of the achievement of future performance, primarily growth in earnings, the vesting of these grants may be accelerated over a shorter term.

Performance-based vesting grants and 8-year cliff vesting grants are currently only granted to the Company's senior management. The Company considers the likelihood of meeting the performance criteria based upon managements' estimates and analysis of future earnings growth from which it determines the amounts recognized as expense on a periodic basis. The Company determines the grant date fair value of TSR Grants based upon a Monte Carlo Simulation model. Compensation expense is measured at the grant date and recognized over the vesting period.

The following table reports non-vested restricted stock activity during the year ended December 31, 2008:

	NUMBER OF SHARES	INTRINSIC VALUE (IN THOUSANDS)	WEIGHTED AVERAGE GRANT PRICE
Non-vested at December 31, 2007	622,751		$65.15
Add: Granted	245,843		63.76
Less: Vested and Distributed	221,213		55.80
Less: Forfeited	138,608		71.91
Non-vested at December 31, 2008	**508,773**	**$23,760**	**$66.19**

The weighted-average grant price for restricted stock granted during the years 2008, 2007, and 2006 was $63.76, $84.52 and $63.75, respectively. The total intrinsic value of restricted stock vested during the years ended December 31, 2008, 2007, and 2006 was $23.8 million, $29.7 million and $26.3 million, respectively. As of December 31, 2008, there was $16.4 million of unrecognized compensation cost related to non-vested restricted stock granted under the Plan, when recognized is recorded in additional paid in capital of the accompanying Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss). This unrecognized compensation cost is expected to be recognized over the next four years, through 2012. The Company issues new restricted stock from its authorized shares available at the date of grant.

The Company maintains a 401 (k) retirement plan covering substantially all employees, which permits participants to defer up to the maximum allowable amount determined by the IRS of their eligible compensation. This deferred compensation, together with Company matching contributions equal to 100% of employee deferrals up to a maximum of $3,700 of their eligible compensation, is fully vested and funded as of December 31, 2008. Costs related to the matching portion of the plan were approximately $1.5 million, $1.3 million, and $1.1 million for the years ended December 31, 2008, 2007, and 2006, respectively.

14. EARNINGS PER SHARE

The following summarizes the calculation of basic and diluted earnings per share for the three years ended December 31, 2008, 2007, and 2006, respectively (in thousands except per share data):

	2008	2007	2006
Numerator:			
Income from continuing operations	**$109,204**	170,569	150,441
Discontinued operations	**26,984**	33,082	68,070
Net income	**136,188**	203,651	218,511
Less: Preferred stock dividends	**19,675**	19,675	19,675
Net income for common stockholders	**116,513**	183,976	198,836
Less: Dividends paid on unvested restricted stock	**733**	842	978
Net income for common stockholders – basic	**115,780**	183,134	197,858
Add: Dividends paid on Treasury Method restricted stock	**-**	49	164
Net income for common stockholders – diluted	**$115,780**	183,183	198,022
Denominator:			
Weighted average common shares outstanding for basic EPS	**69,578**	68,954	68,037
Incremental shares to be issued under common stock options and unvested restricted stock	**84**	244	395
Weighted average common shares outstanding for diluted EPS	**69,662**	69,198	68,432
Income per common share – basic			
Income from continuing operations	**$ 1.28**	2.18	1.91
Discontinued operations	**0.38**	0.47	1.00
Net income for common stockholders per share	**$ 1.66**	2.65	2.91
Income per common share – diluted			
Income from continuing operations	**$ 1.28**	2.18	1.90
Discontinued operations	**0.38**	0.47	0.99
Net income for common stockholders per share	**$ 1.66**	2.65	2.89

15. OPERATING LEASES

Future minimum rents under non-cancelable operating leases as of December 31, 2008, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants' sales volume, are as follows (in thousands):

YEAR ENDING DECEMBER 31,	AMOUNT
2009	$ 320,707
2010	301,027
2011	264,606
2012	221,395
2013	177,638
Thereafter	1,067,278
Total	$2,352,651

The shopping centers' tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, consequently, the credit risk is concentrated in the retail industry. There were no tenants that individually represented more than 6% of the Company's annualized future minimum rents.

The Company has shopping centers that are subject to non-cancelable long-term ground leases where a third party owns and has leased the underlying land to Regency to construct and/or operate a shopping center. Ground leases expire through 2085 and in most cases provide for renewal options. In addition, the Company has non-cancelable operating leases pertaining to office space from which it conducts its business. Office leases expire through 2017 and in most cases provide for renewal options. Leasehold improvements are capitalized, recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. The following table summarizes the future obligations under non-cancelable operating leases as of December 31, 2008 (in thousands):

YEAR ENDING DECEMBER 31,	AMOUNT
2009	$ 7,261
2010	7,303
2011	7,336
2012	6,921
2013	6,725
Thereafter	67,345
Total	$102,891

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. The Company is also subject to numerous environmental laws and regulations as they apply to real estate pertaining to chemicals used by the dry cleaning industry, the existence of asbestos in older shopping centers, and underground petroleum storage tanks. The Company believes that the tenants who currently operate dry cleaning plants or gas stations do so in accordance with current laws and regulations. The Company has placed environmental insurance, when possible, on specific properties with known contamination, in order to mitigate its environmental risk. The Company monitors the shopping centers containing environmental issues and in certain cases voluntarily remediates the sites. The Company also has legal obligations to remediate certain sites and is in the process of doing so. The Company estimates the cost associated with these legal obligations to be approximately $3.2 million, all of which has been reserved in accounts payable and other liabilities on the accompanying Consolidated Balance Sheets. The Company believes that the ultimate disposition of currently known environmental matters will not have a material effect on its financial position, liquidity, or operations; however, it can give no assurance that existing environmental studies with respect to the shopping centers have revealed all potential environmental liabilities; that any previous owner, occupant or tenant did not create any material environmental condition not known to it; that the current environmental condition of the shopping centers will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; or that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to the Company.

17. RESTRUCTURING CHARGES

In November 2008, the Company announced a restructuring plan designed to further align employee headcount with the Company's projected workload. As a result, the Company recorded restructuring charges of $2.4 million for employee severance and benefits related to employee reductions across various functional areas in general and administrative expenses in the accompanying Consolidated Statements of Operations. The restructuring charges included severance benefits for 50 employees with no future service requirement and were completed by January 2009 using cash from operations. The charges for the year ended December 31, 2008 associated with the restructuring program are as follows:

	TOTAL RESTRUCTURING CHARGE	2008 PAYMENTS	ACCRUAL AT DECEMBER 31, 2008	DUE WITHIN 12 MONTHS
Severance	$2,086	1,040	1,046	1,046
Health insurance	150	–	150	150
Placement services	187	136	51	51
Total	$2,423	1,176	1,247	1,247

18. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected Quarterly Financial Data for Regency on a historical basis as of and for each of the quarters and years ended December 31, 2008 and 2007 and has been derived from the accompanying consolidated financial statements as reclassified for discontinued operations. As previously disclosed in the Company's Current Report on Form 8-K dated March 12, 2009, the Company's Audit Committee determined on March 12, 2009, after discussions with management, that the Company's previously-issued consolidated financial statements as of and for the quarter and nine months ended September 30, 2008 should no longer be relied upon because of an error in the Company's calculation of the gain on the sale of properties to certain co-investment partnerships. Such error came to light as a result of the determination that for certain of the Company's co-investment partnerships, the in-kind liquidation provisions contained within such co-investment partnership agreements constitute in-substance call/put options, a form of continuing involvement under Statement 66. As a result, the Company has reevaluated its accounting policy for such sales and has adopted a Restricted Gain Method of gain recognition, as described more fully in Note 1(b), which considers the Company's ability to receive property previously sold to a co-investment partnership upon liquidation. The revised method of recognizing gain on sale of properties to co-investment partnerships with in-kind liquidation provisions has been applied in the preparation of the accompanying consolidated financial statements. As a result, in the financial data presented below, the Company restated its reported gains on sales of properties in the quarter and nine months ended September 30, 2008 and reduced net income for those periods by $10.6 million or $.15 per share as detailed below. The Company also recorded a correction to previously reported assets ($28.2 million reduction), minority interests ($620,000 reduction), and stockholders' equity ($27.6 million reduction) in the 2006 opening consolidated balance sheet related to the cumulative correction of gains reported as described in the note below. There was also no effect on the operating, financing or investing cash flows in the accompanying Consolidated Statements of Cash Flows for any quarter of any year previously presented.

	FIRST	SECOND	THIRD QUARTER			FOURTH
2008:	**QUARTER**	**QUARTER**	**REPORTED**	**ADJ.**	**RESTATED**	**QUARTER**
Operating Data:						
Revenues as originally reported	$ 119,648	123,381	122,798	–	122,798	137,562
Reclassified to discontinued operations	(4,143)	(3,406)	(2,419)	–	(2,419)	–
Adjusted Revenues	$ 115,505	119,975	120,379	–	120,379	137,562
Operating expenses as originally reported	$ 68,824	68,287	70,154	–	70,154	75,519
Reclassified to discontinued operations	(2,401)	(2,090)	(1,229)	–	(1,229)	–
Adjusted Operating expenses	$ 66,423	66,197	68,925	–	68,925	75,519
Other expenses as originally reported	$ 20,320	23,453	(1,606)	10,716	9,110	54,410
Reclassified to discontinued operations	–	–	–	–	–	–
Adjusted Other expenses	$ 20,320	23,453	(1,606)	10,716	9,110	54,410
Minority interests as originally reported	$ (1,402)	(1,366)	(1,419)	71	(1,348)	(1,064)
Reclassified to discontinued operations	12	7	9	–	9	–
Adjusted Minority interests	$ (1,390)	(1,359)	(1,410)	71	(1,339)	(1,064)
Equity in income of investments in real estate partnerships	$ 2,635	1,122	1,817	–	1,817	(282)
Income from continuing operations as originally reported	$ 31,737	31,397	54,648	(10,645)	44,003	6,287
Reclassified to discontinued operations	(1,730)	(1,309)	(1,181)		(1,181)	–
Adjusted Income from continuing operations	$ 30,007	30,088	53,467	(10,645)	42,822	6,287
Income from discontinued operations as originally reported	$ (99)	5,388	4,816	–	4,816	12,659
Reclassified to discontinued operations	1,730	1,309	1,181	–	1,181	–
Adjusted Income from discontinued operations	$ 1,631	6,697	5,997	–	5,997	12,659
Net income	$ 31,638	36,785	59,464	(10,645)	48,819	18,946
Preferred stock dividends	$ (4,919)	(4,919)	(4,919)	–	(4,919)	(4,918)
Net income for common stockholders	$ 26,719	31,866	54,545	(10,645)	43,900	14,028
Net income per share:						
Basic	$ 0.38	0.45	0.78	(0.15)	0.63	0.20
Diluted	$ 0.38	0.45	0.78	(0.15)	0.63	0.20
Balance Sheet Data:						
Total assets[(a)]	$4,167,473	4,248,030	4,192,880	(10,716)	4,182,164	
Total debt	$2,108,500	2,194,662	2,137,007	–	2,137,007	
Total liabilities	$2,277,344	2,371,115	2,313,813	–	2,313,813	
Minority interests[(a)]	$ 77,403	67,117	67,223	(71)	67,152	
Stockholders' equity[(a)]	$1,812,726	1,809,798	1,811,844	(10,645)	1,801,199	

2007:	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Operating Data:				
Revenues as originally reported	$ 106,715	108,760	116,980	119,796
Reclassified to discontinued operations	(3,882)	(3,888)	(4,028)	(3,871)
Adjusted Revenues	$ 102,833	104,872	112,952	115,925
Operating expenses as originally reported	$ 58,755	61,065	63,611	73,671
Reclassified to discontinued operations	(2,364)	(2,275)	(2,321)	(2,308)
Adjusted Operating expenses	$ 56,391	58,790	61,290	71,363
Other expenses as originally reported	$ (6,256)	16,862	15,023	4,650
Reclassified to discontinued operations	(110)	6	–	–
Adjusted Other expenses	$ (6,366)	16,868	15,023	4,650
Minority interests as originally reported	$ (1,749)	(1,434)	(1,448)	(1,520)
Reclassified to discontinued operations	72	(95)	33	44
Adjusted Minority interests	$ (1,677)	(1,529)	(1,415)	(1,476)
Equity in income of investments in real estate partnerships	$ 3,788	780	1,677	11,847
Income from continuing operations as originally reported	$ 56,255	30,179	38,575	51,802
Reclassified to discontinued operations	(1,336)	(1,714)	(1,674)	(1,519)
Adjusted Income from continuing operations	$ 54,919	28,465	36,901	50,283
Income from discontinued operations as originally reported	$ 733	19,105	3,324	3,678
Reclassified to discontinued operations	1,336	1,714	1,674	1,519
Adjusted Income from discontinued operations	$ 2,069	20,819	4,998	5,197
Net income	$ 56,988	49,284	41,899	55,480
Preferred stock dividends	$ (4,919)	(4,919)	(4,919)	(4,919)
Net income for common stockholders	$ 52,069	44,365	36,980	50,561
Net income per share:				
Basic	$ 0.75	0.64	0.53	0.73
Diluted	$ 0.75	0.64	0.53	0.73
Balance Sheet Data (as restated):				
Total assets[(a)]	$3,748,695	3,961,573	4,064,846	
Total debt	$1,674,932	1,840,524	1,952,030	
Total liabilities	$1,837,702	2,032,833	2,159,333	
Minority interests[(a)]	$ 78,425	77,350	74,056	
Stockholders' equity[(a)]	$1,832,568	1,851,390	1,831,457	

(a) The balance sheet data reflects cumulative prior period adjustments from such balance sheets as previously filed in each respective Form 10-Q recorded to defer reported gains on sales of properties to and reverse recognition of previously deferred gains associated with subsequent sales to third parties from DIK-JVs in 2005 and prior. As a result of this adjustment, total assets decreased $28.2 million, minority interests decreased approximately $620,000, and stockholders' equity decreased $27.6 million as of the end of each quarter presented.

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2008, under the terms of the MCWR I partnership agreement, MCW elected to dissolve the partnership. See Note 5 for further discussion.

Market and Dividend Information (unaudited)

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "REG". As of February 24, 2009, we had approximately 20,500 stockholders of record. The following table sets forth the high and low prices and the cash dividends declared on our common stock by quarter for 2008 and 2007.

	2008			2007		
QUARTER ENDED	High Price	Low Price	Cash Dividends Declared	High Price	Low Price	Cash Dividends Declared
March 31	$67.08	52.86	.725	93.48	75.90	.66
June 30	73.52	58.13	.725	85.30	67.64	.66
September 30	73.10	51.67	.725	77.00	61.99	.66
December 31	66.19	23.36	.725	80.68	61.41	.66

The performance graph furnished below compares Regency's cumulative total stockholder return since December 31, 2003. The stock performance graph should not be deemed filed or incorporated by reference into any other filing made by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the stock performance graph by reference in another filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Regency Centers Corporation, The S&P 500 Index
And The FTSE NAREIT Equity Index



$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Regency Centers Corporation
S&P 500
FTSE NAREIT Equity

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

For the Periods Ended December 31, 2008, 2007, and 2006 (in thousands)

	2008	2007	2006
Net income for common stockholders	**$116,513**	$183,976	$198,836
Adjustments to reconcile to Funds from Operations:			
Depreciation and amortization—consolidated real estate	**89,534**	77,308	73,450
Depreciation and amortization—unconsolidated partnerships	**42,380**	42,548	43,416
Consolidated JV partners' share of depreciation	**(540)**	(482)	(239)
Amortization of leasing commissions and intangibles	**14,018**	12,106	11,351
(Gain) on sale of operating properties, including JV's	**(11,709)**	(23,215)	(59,730)
Gain deferrals under the Restricted Gain Method	**12,745**	—	—
Minority interest of exchangeable partnership units	**907**	1,650	2,876
Funds from Operations	**263,848**	293,891	269,960
Dilutive Effect of Share-based Awards	**(733)**	(790)	(814)
Funds from Operations for Calculating Diluted FFO per Share	**$263,115**	$293,100	$269,146
Weighted Average Shares for Diluted FFO per Share	**70,132**	69,809	69,374

GENERAL INFORMATION

Registrar and Stock Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Independent Auditors

KPMG LLP
Certified Public Accountants
Jacksonville, Florida

General Counsel

Foley & Lardner LLP
Jacksonville, Florida

Stock Listing

New York Stock Exchange
Symbol: REG

The company's Form 10-K filing with the Securities and Exchange Commission is available upon request from the company or from the company's website.

The company offers a dividend reinvestment plan (DRIP) that enables its shareholders to reinvest dividends automatically, as well as to make voluntary cash payments toward the purchase of additional shares. For more information, contact American Stock Transfer & Trust Company's Shareholder Services Group toll free at 1.866.668.6550 or the company's shareholder Relations Department.

Regency Centers

One Independent Drive, Suite 114
Jacksonville, Florida 32202
Phone: 904.598.7000
regencycenters.com

Annual Meeting

Regency's Annual Meeting will be held at The River Club, One Independent Drive, 35th Floor, Jacksonville, Florida, in the Florida Room at 11:00 a.m. on Tuesday, May 5, 2009.

Regency has included as Exhibit 31 to its Annual Report on Form 10-K for 2008, certification of its Chief Executive Officer and Chief Financial Officer verifying the quality of the company's public disclosures that were filed with the Securities and Exchange Commission. In addition, Regency's Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violations by Regency of the Exchange's corporate governance listing standards as of the date of the certification.

Operating Committee

Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
Vice Chairman and Chief Operating Officer

Brian M. Smith
President and Chief Investment Officer

Bruce M. Johnson
Executive Vice President and Chief Financial Officer

Mark W. Harrigian
Managing Director, Investments – Pacific

John S. Delatour
Managing Director, National Operations & Leasing

James D. Thompson
Managing Director, Investments – East

Board of Directors

Martin E. Stein, Jr.[3]
Chairman and Chief Executive Officer
Regency Centers

Raymond L. Bank[1,4]
President
Raymond L. Bank & Associates

C. Ronald Blankenship[2,3]
Co-Chairman
Verde Group

A.R. (Pete) Carpenter[1,2,4a]
Former Vice Chairman
CSX Corporation, Inc.

J. Dix Druce, Jr.[1a]
President and Chairman
National P.E.T. Scan, LLC

Mary Lou Fiala
Vice Chairman and Chief Operating Officer
Regency Centers

Bruce M. Johnson
Executive Vice President and Chief Financial Officer
Regency Centers

Douglas S. Luke[2]
President and Chief Executive Officer
HL Capital, Inc.

John C. Schweitzer[2a,4,5]
President
Westgate Corporation

Thomas G. Wattles[1,3a]
Chairman
DCT Industrial Trust

Terry N. Worrell[3]
Private Investor

Joan Wellhouse Newton
Director Emeritus, Chairman Emeritus
Regency Centers

(1) Audit Committee
(2) Compensation Committee
(3) Investment Committee
(4) Nominating and Corporate Governance Committee
(5) Lead Director
(a) Committee Chairman

OPERATING COMMITTEE



Seated: Bruce Johnson, Executive Vice President and Chief Financial Officer; Brian Smith, President and Chief Investment Officer

Standing, from left to right: Mark Harrigian, Managing Director, Investments – Pacific; James Thompson, Managing Director, Investments – East; Martin "Hap" Stein, Jr., Chairman and Chief Executive Officer; Mary Lou Fiala, Vice Chairman and Chief Operating Officer; James Buis, Managing Director, Investments – Central (retired February 2009); John Delatour, Managing Director, National Operations & Leasing

Design by Addison www.addison.com

developing owning operating

QUALITY SHOPPING CENTERS

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Cert no. SCS-COC-00648
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regency centers

One Independent Drive, Suite 114, Jacksonville, Florida 32202
904.598.7000 800.950.6333 **regencycenters.com**

RR Donnelley, an ISO 14001 certified printer with Forest Stewardship Council (FSC) Chain of Custody certification, printed this annual report. This annual report was printed on FSC-certified Finch Fine and Suzano Paperfect papers.